Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261157

Prospectus Supplement No. 7 to Prospectus dated February 24, 2022

Li-Cycle Holdings Corp.

11,021,923 Common Shares

This Prospectus Supplement No. 7 supplements the Prospectus dated February 24, 2022 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333- 261157). This Prospectus Supplement No. 7 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 14, 2022. This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 14, 2022

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-261568) of Li-Cycle Holdings Corp. (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated June 14, 2022 – Li-Cycle Reports Second Quarter 2022 Financial Results.

99.2	Condensed Consolidated Interim Financial Statements as of and for the Three and Six Months ended April 30, 2022.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended April 30, 2022.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: June 14, 2022

Exhibit 99.1

Li-Cycle Reports Second Quarter 2022 Financial Results; Closed Two Significant Long-Term Commercial Partnerships with Combined Investment of $250 Million

•	Completed long-term commercial agreements with leading global participants in the battery materials supply chain, designating Li-Cycle as a preferred recycling partner;

•	$509.3 million in cash on hand as of April 30, 2022; pro-forma cash of approximately $760 million including a total investment of $250 million in Li-Cycle;

•	Sufficient liquidity for capital and operating needs for the current project pipeline;

•	Operationalized the Arizona Spoke; on track for start-up of the Alabama Spoke; reiterating black mass production target of 6,500 to 7,500 tonnes for fiscal year 2022; and

•	Progressed the Rochester Hub and continue to be on track for commissioning in 2023.

TORONTO, ONTARIO (June 14, 2022) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced financial results for its second quarter ended April 30, 2022. Revenues increased to $8.7 million from $0.3 million in the second quarter of fiscal year 2021.

“We continued to successfully implement our Spoke & Hub network strategy, with significant operational, commercial, and financial achievements this quarter. The Arizona Spoke is now on-line, doubling our current Spoke capacity and a testament to our modular construction approach. We believe this approach is replicable and scalable for our future Spokes. Additionally, we made continued contracting and execution strides at the Rochester Hub, which remains on target for commissioning in 2023,” said Ajay Kochhar, Li-Cycle President and Chief Executive Officer.

“Strategically, we are positioning Li-Cycle as a leading and preferred recycler and supplier of critical battery materials, capitalizing on the significant secular growth trends. We executed long-term in-take and off-take commercial agreements with Glencore plc, a leading battery metals provider, and LG Chem, Inc. (“LG Chem”) and LG Energy Solution, Inc. (“LGES” and, together with LG Chem, “LG”), leading global electric battery manufacturers. This collaborative approach provides customers with a global and vertically integrated solution, which we believe places Li-Cycle at the center of the battery supply chain loop in North America and Europe,” added Kochhar. “Finally, these strategic commercial partnership arrangements were combined with total investment of $250 million in Li-Cycle, further enhancing our balance sheet and enabling additional financial flexibility.”

Second Quarter Financial Results

Revenues for the quarter ended April 30, 2022 increased to $8.7 million, compared to $0.3 million in the same quarter last year, driven by increases in product sales volume and metal-based prices.

Operating expenses for the quarter increased to $30.0 million, compared to $5.6 million during the same period last year, reflecting the ongoing expansion of operations in North America and the early build out in Europe. This increase was primarily related to personnel costs for operational, corporate, commercial, and engineering resources as well as professional fees and administrative costs in support of becoming a public company. In addition, higher costs from raw materials and supplies are attributable to increased black mass production.

Net loss for the quarter was approximately $20.7 million, compared to a net loss of approximately $7.8 million in the prior-year period. This loss included $2.9 million of fair value gains on financial instruments.

Adjusted EBITDA1 loss for the quarter was $19.5 million, compared to $5.1 million for the prior-year period. This was largely driven by the increase in the operating expenses as discussed above, directly related to the growth and expansion of the business. In addition, non-cash stock-based compensation increased to $4.5 million as compared to $0.3 million in 2021.

New Battery Supply Commercial Partnerships

Li-Cycle recently achieved significant commercial milestones, entering into long-term agreements with two leading global strategic partners in the battery material supply chain, thereby closing the loop for key lithium-ion battery materials. Both LG and Glencore designated Li-Cycle as a preferred lithium-ion battery recycling partner. These new partnerships complement Li-Cycle’s existing commercial agreements with Traxys North America Inc. and others.

The Glencore agreements are global in a nature, with a focus primarily on North America and Europe. Glencore will supply battery feedstock for Li-Cycle’s Spokes, as well as both black mass and sulfuric acid for Li-Cycle’s Hubs. Glencore also will provide off-take and marketing of Li-Cycle’s battery-grade end products and certain by-products produced at the Company’s Spokes & Hubs.

The LG agreements are focused on North America. LGES will provide Li-Cycle’s Spokes with nickel-bearing lithium-ion battery scrap and other lithium-ion battery recycling material. Additionally, Li-Cycle will supply LG with nickel sulphate to be produced at Li-Cycle’s Rochester Hub, once operational.

[1]	Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of Adjusted EBITDA to net profit (loss).

Funding Update and Balance Sheet Position

Li-Cycle ended its second quarter with $509.3 million cash on hand. The Company further enhanced its balance sheet with additional investment proceeds of $250 million, received upon completion of the commercial agreements in May and June 2022 from LG and Glencore, respectively. Including the investment proceeds, the Company’s pro-forma cash balance is approximately $760 million.

As a result, the Company has sufficient liquidity for capital and operating needs to fund its current pipeline of projects in development.

Webcast and Conference Call Information

Company management will host a webcast and conference call on Tuesday, June 14, 2022, at 8:30 a.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the investor section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx

Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 909-5202

International: (785) 830-1914

Participant Code: LICYQ222

Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Nahla Azmy

Investors: investors@li-cycle.com

Kunal Phalpher

Media: media@li-cycle.com

Non-IFRS Financial Measures

Adjusted EBITDA (loss)

The table below reconciles Adjusted EBITDA (loss) to net profit (loss):

	Three months ended		Six months ended
	April 30,		April 30,
	2022	2021	2022	2021
	(Unaudited - dollar amounts in thousands)
Net profit (loss)	(20,650)	(7,848)	7,896	(14,693)
Income Tax	5	—	5	—
Depreciation	1,987	606	3,821	1,133
Interest expense (income)	2,042	244	5,646	494

EBITDA (loss)	(16,616)	(6,998)	17,368	(13,066)
Foreign exchange (gain) loss
Fair value gain on financial instruments (1)	(2,862)	1,924	(53,733)	1,924
Forfeited SPAC transaction cost	—	—	—	2,000

Adjusted EBITDA Loss	(19,478)	(5,074)	(36,365)	(9,142)

(1)	Fair value gain on financial instruments relates to warrants and convertible debt

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Li-Cycle defines Adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost, and listing fee related to the business combination that resulted in Li-Cycle becoming a public company.

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “continue”, “anticipate”, “expect”, “would”, “could”, “plan”, “future” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to Li-Cycle’s ability to capitalize on growth opportunities; the annual input capacity and production output of the Rochester Hub, its expected start-up date and total capital cost; statements about the anticipated benefits from the proposed collaboration with Glencore and LG, including pursuant to the commercial agreements entered into between Li-Cycle and each of Glencore and LG; the ability of Li-Cycle and Glencore to build localized supply chains for both primary and recycled sources of key battery materials to drive sustainable global electrification and better serve their customers; the annual processing capacity of the Arizona, Alabama, Ohio, Norway and Germany Spokes and the timing of commencement of their operations; our target to meet or exceed black mass production of 6,500 to 7,500 tonnes during fiscal year 2022. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, Arizona Spoke, Alabama Spoke and other future projects including its Ohio, Norway and Germany Spoke projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for

“green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on January 31, 2022. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of financial position

As at April 30, 2022 and October 31, 2021

(Unaudited - expressed in U.S. dollars)

	April 30, 2022 $	October 31, 2021 $
Assets
Current assets
Cash and cash equivalents	509,315,733	596,858,298
Accounts receivable	11,501,265	4,072,701
Other receivables	1,564,430	973,145
Prepayments and deposits	38,205,456	8,646,998
Inventory	3,370,209	1,197,807

	563,957,093	611,748,949

Non-current assets
Plant and equipment	70,402,519	26,389,463
Right-of-use assets	32,396,195	27,009,760

	102,798,714	53,399,223

	666,755,807	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	45,158,491	18,701,116
Lease liabilities	4,858,940	2,868,795
Loans payable	7,475	7,752

	50,024,906	21,577,663

Non-current liabilities
Lease liabilities	30,118,752	26,496,074
Loans payable	27,812	31,996
Convertible debt	88,526,371	100,877,838
Warrants	—	82,109,334
Restoration provisions	433,280	334,233

	119,106,215	209,849,475

	169,131,121	231,427,138
Shareholders’ equity
Share capital	718,258,295	672,079,154
Contributed surplus	12,524,967	3,026,721
Accumulated deficit	(233,168,290)	(241,088,229)
Accumulated other comprehensive loss	(296,612)	(296,612)

Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	497,318,360	433,721,034
Non-controlling interest	306,326	—

Total equity	497,624,686	433,721,034

	666,755,807	665,148,172

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of comprehensive income and (loss)

Three and six months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Three months ended April 30,		Six months ended April 30, 2022
	2022 $	2021 $	2022 $	2021 $
Revenue
Product sales	8,291,122	176,102	11,913,569	1,088,968
Recycling services	362,101	81,282	577,624	185,656

	8,653,223	257,384	12,491,193	1,274,624
Expenses
Employee salaries and benefits	11,328,894	2,547,281	19,107,554	4,245,480
Professional fees	3,559,716	567,918	6,433,755	3,002,052
Share-based compensation	4,477,355	263,214	9,676,164	1,009,385
Raw materials and supplies	1,816,599	480,255	3,230,441	894,357
Office, administrative and travel	3,148,739	317,644	5,993,279	621,885
Depreciation	1,986,776	605,621	3,820,851	1,132,999
Research and development	528,080	824,836	869,866	1,352,031
Freight and shipping	587,484	141,447	797,845	432,497
Plant facilities	983,968	234,202	1,421,038	448,336
Marketing	747,630	163,135	1,196,575	304,790
Change in Finished Goods Inventory	812,421	(567,261)	987	(644,893)

	29,977,662	5,578,292	52,548,355	12,798,919

Loss from operations	(21,324,439)	(5,320,908)	(40,057,162)	(11,524,295)

Other (income) expense
Fair value (gain) loss on financial instruments	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest expense	2,451,285	244,645	6,192,527	495,334
Foreign exchange (gain) loss	140,296	358,748	128,843	750,712
Interest income	(409,089)	(505)	(546,676)	(1,222)

	(679,064)	2,527,234	(47,958,427)	3,169,170

Net loss	(20,645,375)	(7,848,142)	7,901,265	(14,693,465)
Income tax	5,000	—	5,000	—

Net profit (loss) and comprehensive income (loss)	(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Net profit (loss) attributable to Shareholders of Li-Cycle Holdings Corp.	(20,626,701)	(7,848,142)	7,919,939	(14,693,465)
Non-controlling interest	(23,674)	—	(23,674)	—

Net profit (loss) and comprehensive income (loss)	(20,650,375)	(7,848,142.00)	7,896,265	(14,693,465.00)

Earnings (loss) per common share - basic	(0.12)	(0.08)	0.05	(0.16)

Earnings (loss) per common share - diluted	(0.12)	(0.08)	0.05	(0.16)

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of cash flows

Three and six months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Three months ended April 30,		Six months ended April 30,
	2022 $	2021 $	2022 $	2021 $
Operating activities
Net profit (loss) for the period	(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Items not affecting cash				—
Share-based compensation	4,477,355	263,214	9,676,164	1,009,385
Depreciation	1,986,776	605,621	3,820,851	1,132,999
Amortization of government grants	—	(51,977)	—	(66,039)
Loss on disposal of assets	—	—	—	13,399
Foreign exchange (gain) loss on translation	(95,694)	341,977	(457,908)	661,757
Fair value (gain) loss on financial instruments	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest and accretion on convertible debt	1,942,755	—	5,208,363	—

	(15,200,739)	(4,764,961)	(27,589,386)	(10,017,618)
Changes in non-cash working capital items
Accounts receivable	(5,685,871)	(5,797)	(7,428,564)	(842,345)
Other receivables	(853,606)	174,968	(591,285)	(19,031)
Prepayments and deposits	299,464	(4,235,085)	2,370,660	(4,450,774)
Inventory	(489,162)	(646,079)	(2,172,402)	(603,696)
Accounts payable and accrued liabilities	4,729,463	3,782,666	(3,224,360)	3,311,236

	(17,200,451)	(5,694,288)	(38,635,337)	(12,622,228)

Investing activity
Purchases of plant and equipment	(6,072,361)	(2,482,161)	(15,482,102)	(5,098,250)
Prepaid equipment deposits	(6,844,282)	(369,839)	(19,845,963)	(369,839)
Prepaid construction charges	(12,078,697)	—	(12,078,697)	—
Proceeds from disposal of plant and equipment	—	—	—	16,866

	(24,995,340)	(2,852,000)	(47,406,762)	(5,451,223)
Financing activities
Proceeds from private share issuance, net of share issue costs	—	—	—	21,620,000
Proceeds from exercise of warrants	—	—	65,180	—
Proceeds from loans payable	—	1,588,020	—	3,091,220
Proceeds from government grants	—	51,977	—	66,039
Capital contribution from the holders of non-controlling interest	330,000	—	330,000	—
Repayment of lease liabilities	(1,059,229)	(167,429)	(1,892,563)	(326,722)
Repayment of loans payable	(1,548)	(413,748)	(3,083)	(714,741)

	(730,777)	1,058,820	(1,500,466)	23,735,796

Net change in cash and cash equivalents	(42,926,568)	(7,487,468)	(87,542,565)	5,662,345
Cash and cash equivalents, beginning of period	552,242,301	13,813,370	596,858,298	663,557

Cash and cash equivalents, end of period	509,315,733	6,325,902	509,315,733	6,325,902

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	23,579,072	1,775,352	29,681,735	2,632,909
Non-cash financing activities
Equity issued for non-cash costs	—	—	—	455,055
Interest paid	508,530	244,645	984,164	495,334

Exhibit 99.2

Condensed consolidated interim financial statements of
Li-Cycle Holdings Corp.

Three and six months ended April 30, 2022 and 2021
(unaudited)

Condensed consolidated interim statements of financial position	2

Condensed consolidated interim statements of comprehensive income and (loss)	3

Condensed consolidated interim statements of changes in equity	4

Condensed consolidated interim statements of cash flows	5

Notes to the Condensed consolidated interim financial statements	6

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of financial position

As at April 30, 2022 and October 31, 2021

(Unaudited - expressed in U.S. dollars)

		April 30, 2022	October 31, 2021
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		509,315,733	596,858,298
Accounts receivable	3	11,501,265	4,072,701
Other receivables	3	1,564,430	973,145
Prepayments and deposits	4	38,205,456	8,646,998
Inventory	5	3,370,209	1,197,807

		563,957,093	611,748,949

Non-current assets
Plant and equipment	6	70,402,519	26,389,463
Right-of-use assets	7	32,396,195	27,009,760

		102,798,714	53,399,223

		666,755,807	665,148,172

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	45,158,491	18,701,116
Lease liabilities	10	4,858,940	2,868,795
Loans payable		7,475	7,752

		50,024,906	21,577,663

Non-current liabilities
Lease liabilities	10	30,118,752	26,496,074
Loans payable		27,812	31,996
Convertible debt	11	88,526,371	100,877,838
Warrants	12	—	82,109,334
Restoration provisions		433,280	334,233

		119,106,215	209,849,475

		169,131,121	231,427,138

Shareholders’ equity
Share capital	13	718,258,295	672,079,154
Contributed surplus		12,524,967	3,026,721
Accumulated deficit		(233,168,290)	(241,088,229)
Accumulated other comprehensive loss		(296,612)	(296,612)

Equity attributable to the Shareholders of Li-Cycle Holdings Corp.		497,318,360	433,721,034
Non-controlling interest	15	306,326	—

Total equity		497,624,686	433,721,034

		666,755,807	665,148,172

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of comprehensive income and (loss)

Three and six months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

		Three months ended April 30,		Six Months Ended April 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenue
Product sales	14	8,291,122	176,102	11,913,569	1,088,968
Recycling services		362,101	81,282	577,624	185,656

		8,653,223	257,384	12,491,193	1,274,624
Expenses
Employee salaries and benefits		11,328,894	2,547,281	19,107,554	4,245,480
Professional fees		3,559,716	567,918	6,433,755	3,002,052
Share-based compensation	13	4,477,355	263,214	9,676,164	1,009,385
Raw materials and supplies		1,816,599	480,255	3,230,441	894,357
Office, administrative and travel		3,148,739	317,644	5,993,279	621,885
Depreciation	6, 7	1,986,776	605,621	3,820,851	1,132,999
Research and development		528,080	824,836	869,866	1,352,031
Freight and shipping		587,484	141,447	797,845	432,497
Plant facilities		983,968	234,202	1,421,038	448,336
Marketing		747,630	163,135	1,196,575	304,790
Change in finished goods inventory		812,421	(567,261)	987	(644,893)

		29,977,662	5,578,292	52,548,355	12,798,919

Loss from operations		(21,324,439)	(5,320,908)	(40,057,162)	(11,524,295)

Other (income) expense
Fair value (gain) loss on financial instruments	11, 12	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest expense		2,451,285	244,645	6,192,527	495,334
Foreign exchange (gain) loss		140,296	358,748	128,843	750,712
Interest income		(409,089)	(505)	(546,676)	(1,222)

		(679,064)	2,527,234	(47,958,427)	3,169,170

Net profit (loss) before taxes		(20,645,375)	(7,848,142)	7,901,265	(14,693,465)
Income tax		5,000	—	5,000	—

Net profit (loss) and comprehensive income (loss)		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Net profit (loss) attributable to
Shareholders of Li-Cycle Holdings Corp.		(20,626,701)	(7,848,142)	7,919,939	(14,693,465)
Non-controlling interest		(23,674)	—	(23,674)	—

Net profit (loss) and comprehensive income (loss)		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Earnings (loss) per common share - basic	18	(0.12)	(0.08)	0.05	(0.16)
Earnings (loss) per common share - diluted	18	(0.12)	(0.08)	0.05	(0.16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of changes in equity

For the six months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Notes	Number of common shares	Share capital $	Contributed surplus $	Accumulated deficit $	Accumulated other comprehensive income (loss) $	Equity attributable to the Shareholders of Li-Cycle Holdings Corp. $	Non-controlling interest $	Total $
Balance, October 31, 2021		163,179,655	672,079,154	3,026,721	(241,088,229)	(296,612)	433,721,034	—	433,721,034
Stock option expense	13	—	—	4,136,896	—	—	4,136,896	—	4,136,896
Shares issued for cash	13	—		—	—	—	—	—	—
Exercise of stock options	13	188,745	177,918	(177,918)	—	—	—	—	—
Exercise of warrants	13	5,712,222	46,001,223	—	—	—	46,001,223	—	46,001,223
Restricted Share Units expense	13	—	—	5,539,268	—	—	5,539,268	—	5,539,268
Non-controlling interest in subsidiary	15	—	—	—	—	—	—	330,000	330,000
Comprehensive income		—	—	—	7,919,939	—	7,919,939	(23,674)	7,896,265

Balance, April 30, 2022		169,080,622	718,258,295	12,524,967	(233,168,290)	(296,612)	497,318,360	306,326	497,624,686
Balance, October 31, 2020		83,361,291	15,441,600	824,683	(14,528,941)	(296,612)	1,440,730	—	1,440,730
Series C Class A shares issued for cash	13	11,220,218	21,620,000	—	—	—	21,620,000	—	21,620,000
Shares issued for non-cash costs	13	478,920	455,055	(455,055)	—	—	—	—	—
Exercise of stock options	13	—	—	—	—	—	—	—	—
Restricted Share Units settled in shares	13	—	—	—	—	—	—	—	—
Public shares issued for cash	13	—	—	—	—	—	—	—	—
Exercise of warrants	12	—	—	—			—	—	—
Stock option expense	13	—	—	404,443	—	—	404,443	—	404,443
Restricted Share Units expense	13	—	—	—	—	—	—	—	—
Non-controlling interest in subsidiary	15	—	—	—	—	—	—	—	—
Comprehensive loss		—	—	—	(14,693,465)	—	(14,693,465)	—	(14,693,465)

Balance, April 30, 2021		95,060,429	37,516,655	774,071	(29,222,406)	(296,612)	8,771,708	—	8,771,708

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.

Condensed consolidated interim statements of cash flows

Three and six months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

		Three months ended April 30,		Six months ended April 30,
		2022	2021	2022	2021
	Notes	$	$	$	$
Operating activities
Net profit (loss) for the period		(20,650,375)	(7,848,142)	7,896,265	(14,693,465)
Items not affecting cash
Share-based compensation	13	4,477,355	263,214	9,676,164	1,009,385
Depreciation	6, 7	1,986,776	605,621	3,820,851	1,132,999
Amortization of government grants		—	(51,977)	—	(66,039)
Loss on disposal of assets		—	—	—	13,399
Foreign exchange (gain) loss on translation		(95,694)	341,977	(457,908)	661,757
Fair value (gain) loss on financial instruments	11, 12	(2,861,556)	1,924,346	(53,733,121)	1,924,346
Interest and accretion on convertible debt	11	1,942,755	—	5,208,363	—

		(15,200,739)	(4,764,961)	(27,589,386)	(10,017,618)
Changes in non-cash working capital items
Accounts receivable		(5,685,871)	(5,797)	(7,428,564)	(842,345)
Other receivables		(853,606)	174,968	(591,285)	(19,031)
Prepayments and deposits		299,464	(4,235,085)	2,370,660	(4,450,774)
Inventory		(489,162)	(646,079)	(2,172,402)	(603,696)
Accounts payable and accrued liabilities		4,729,463	3,782,666	(3,224,360)	3,311,236

		(17,200,451)	(5,694,288)	(38,635,337)	(12,622,228)

Investing activity
Purchases of plant and equipment	6	(6,072,361)	(2,482,161)	(15,482,102)	(5,098,250)
Prepaid equipment deposits	4	(6,844,282)	(369,839)	(19,845,963)	(369,839)
Prepaid construction charges	4	(12,078,697)	—	(12,078,697)	—
Proceeds from disposal of plant and equipment		—	—	—	16,866

		(24,995,340)	(2,852,000)	(47,406,762)	(5,451,223)
Financing activities
Proceeds from private share issuance, net of share issue costs	13	—	—	—	21,620,000
Proceeds from exercise of warrants	12	—	—	65,180	—
Proceeds from loans payable		—	1,588,020	—	3,091,220
Proceeds from government grants		—	51,977	—	66,039
Capital contribution from the holders of non-controlling interest	15	330,000	—	330,000	—
Repayment of lease liabilities		(1,059,229)	(167,429)	(1,892,563)	(326,722)
Repayment of loans payable		(1,548)	(413,748)	(3,083)	(714,741)

		(730,777)	1,058,820	(1,500,466)	23,735,796

Net change in cash and cash equivalents		(42,926,568)	(7,487,468)	(87,542,565)	5,662,345
Cash and cash equivalents, beginning of period		552,242,301	13,813,370	596,858,298	663,557

Cash and cash equivalents, end of period		509,315,733	6,325,902	509,315,733	6,325,902

Non-cash investing activities
Purchase of plant and equipment in payables and accruals		23,579,072	1,775,352	29,681,735	2,632,909
Non-cash financing activities
Equity issued for non-cash costs		—	—	—	455,055
Interest paid		508,530	244,645	984,164	495,334

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

1.	Nature of operations

Nature of Operations

Li-Cycle Holdings Corp. and its subsidiaries, collectively (“Li-Cycle” or the “Company”) started their business as Li-Cycle Corp. Li-Cycle Corp. was incorporated in Ontario, Canada under the Business Corporations Act (Ontario) on November 18, 2016.

Li-Cycle’s core business model is to build, own and operate recycling plants tailored to regional needs. Li-Cycle’s Spoke & Hub Technologies™ provide an environmentally friendly resource recovery solution that addresses the growing global lithium-ion battery recycling challenges, supporting the global transition toward electrification.

On March 28, 2019, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle Inc., under the General Corporation Law of the State of Delaware. This subsidiary operates the Company’s U.S. Spoke facilities.

On September 2, 2020, Li-Cycle Corp. incorporated a wholly owned subsidiary, Li-Cycle North America Hub, Inc., under the General Corporation Law of the State of Delaware. This subsidiary is developing the Company’s first commercial Hub, in Rochester, New York.

On August 10, 2021, in accordance with the plan of arrangement to reorganize Li-Cycle Corp., the Company finalized a business combination (the “Business Combination”) with Peridot Acquisition Corp., and the combined company was renamed Li-Cycle Holdings Corp. On closing, the common shares of Li-Cycle Holdings Corp. were listed on the New York Stock Exchange and commenced trading under the symbol “LICY”.

2.	Significant accounting policies

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under International Accounting Standard (IAS) 34 – Interim Financial Reporting. Except as described below, these financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in the Company’s consolidated financial statements for the year ended October 31, 2021. These financial statements do not include all the notes required in annual financial statements.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on June 13, 2022.

(b)	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. The Company’s eleven subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. The subsidiaries are included in the condensed consolidated interim financial results of the Company from the effective date of incorporation up to the effective date of disposition or loss of control. The Company’s principal subsidiaries and their geographic location as at April 30, 2022 are set forth in the table below:

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Company	Location	Ownership interest
Li-Cycle Corp.	Ontario, Canada	100%
Li-Cycle Americas Corp.	Ontario, Canada	100%
Li-Cycle U.S. Holdings Inc.	Delaware, U.S.	100%
Li-Cycle Inc.	Delaware, U.S.	100%
Li-Cycle North America Hub, Inc.	Delaware, U.S.	100%
Li-Cycle Europe AG	Switzerland	100%
Li-Cycle APAC PTE. LTD.	Singapore	100%
Li-Cycle Germany GmbH	Germany	100%
Li-Cycle Norway AS	Norway	67%

Intercompany transactions, balances and unrealized gains/losses on transactions between the Company and its subsidiaries are eliminated.

(c)	Basis of preparation

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Company’s functional currency.

(d)	New and revised IFRS Standards issued but not yet effective

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Standards that have been issued but are not yet effective.

Amendments to IFRS 3	Reference to the Conceptual Framework

IFRS 17 (including the June 2020 amendments to IFRS 17)	Insurance Contracts

Annual Improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture

Amendments to IAS 1	Disclosure of Accounting Policies

Amendments to IAS 1	Classifying liabilities as current or non-current

Amendments to IAS 8	Definition of Accounting Estimates

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction

Amendments to IAS 16	Property, Plant and Equipment—Proceeds before Intended Use

Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract

The adoption of the IFRS Standards listed above are not expected to have a material impact on the financial statements of the Company in future periods, except as noted below.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The International Accounting Standards Board has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 January 2023, with earlier application permitted and are applied prospectively. The Company is assessing the potential impact of these amendments.

(e)	Newly adopted IFRS Standards

Interest Rate Benchmark Reform - Phase 2 The IASB has published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual reporting periods beginning on or after January 1, 2021. The Company has assessed the revised impact of the amendments and concluded that they have no impact on the condensed consolidated interim financial statements.

(f)	Comparative figures

Certain of the comparative figure have been reclassified to conform to the financial statement presentation adopted in the current year.

(g)	Non-controlling interest

Non-controlling interest is defined as equity in a subsidiary not attributable, directly or indirectly, to a parent where a parent controls one or more entities.

Changes in the Company’s ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are accounted for as equity transactions.

Non-controlling interest will be subsequently measured through profit/loss and will be attributed based on ownership interest and distributions/dividends to the non-controlling interest.

3.	Accounts receivable

	April 30, 2022 $	October 31, 2021 $
Trade Receivables	11,501,265	4,072,701

Total accounts receivable	11,501,265	4,072,701

Sales Taxes receivable	1,392,789	379,814
Other	171,641	593,331

Total other receivables	1,564,430	973,145

For product sales, the Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. For the three and six months ended April 30, 2022, the fair value gain arising from changes in estimates was $3,971,482 and $5,709,952, respectively (three and six months ended April 30, 2021: $(107,535) and $167,969) included in the respective accounts receivable balance.

For the three and six months ended April 30, 2022, the Company has assessed an allowance for credit loss of $3,506 for service-related receivables based on its past experience, the credit ratings of its existing customers and economic trends (at October 31, 2021: $nil).

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The Company’s revenue and accounts receivable primarily come from two key customers as shown in the table below. The Company’s remaining customers do not make up significant percentages of these balances.

	Three months ended		Six months ended
	2022%	2021%	2022%	2021%
Revenue
Customer A	10.0%	65.0%	16.0%	85.0%
Customer B	83.0%	0.0%	74.0%	0.0%

	April 30, 2022 $	October 31, 2021 $
Accounts Receivable
Customer A	7.4%	94.0%
Customer B	79.1%	0.0%

4.	Prepayments and deposits

	April 30, 2022 $	October 31, 2021 $
Prepaid lease deposits	1,406,347	886,951
Prepaid equipment deposits	19,845,963	3,231,836
Prepaid insurance	995,027	3,839,880
Prepaid construction charges	12,078,697	—
Other prepaids	3,879,422	688,331

	38,205,456	8,646,998

Other prepaids consist principally of parts and consumables, deposits, subscriptions, and environmental financial assurance.

5.	Inventory

	April 30, 2022 $	October 31, 2021 $

Raw material	2,983,005	850,416
Finished goods	387,204	347,391

	3,370,209	1,197,807

The cost of inventories recognized as an expense during the three and six months ended April 30, 2022 was $4,545,610 and $6,991,992, respectively (three and six months ended April 30, 2021:$1,309,159 and $2,490,731).

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The cost of inventories recognized as an expense during the three and six months ended April 30, 2022 includes a write down of $26,775 and $401,797, respectively, for finished goods and a write down of $113,395 and $398,890, respectively, for raw materials (three and six months ended April 30, 2021: write down of $697,811 and $1,065,233 for finished goods and write down of $0 and $53,757 for raw materials) in respect of adjustments of inventory to net realizable value. Net realizable value of inventory is calculated as the estimated consideration under provisional pricing arrangements less the estimated cost of completion and the estimated costs necessary to make the sale.

6.	Plant and equipment

	Assets under construction $	Plant equipment $	Computer software and equipment $	Storage containers $	Vehicles $	Leasehold improvements $	Total $
Cost
At October 31, 2021	15,638,165	6,275,419	196,273	67,619	179,298	6,219,456	28,576,230
Additions	43,648,651	12,622	162,311	—	62,000	1,278,253	45,163,837
Transfers from Assets under construction	(2,013,803)	1,668,065	309,555	25,733	—	10,450	—

At April 30, 2022	57,273,013	7,956,106	668,139	93,352	241,298	7,508,159	73,740,067

Accumulated depreciation
At October 31, 2021	—	(1,549,700)	(8,645)	(14,172)	(49,314)	(564,936)	(2,186,767)
Depreciation	—	(741,003)	(71,386)	(4,454)	(23,332)	(310,606)	(1,150,781)

At April 30, 2022	—	(2,290,703)	(80,031)	(18,626)	(72,646)	(875,542)	(3,337,548)

Carrying amounts							—
At October 31, 2021	15,638,165	4,725,719	187,628	53,447	129,984	5,654,520	26,389,463
At April 30, 2022	57,273,013	5,665,403	588,108	74,726	168,652	6,632,617	70,402,519

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

7.	Right-of-use assets

	Premises	Equipment	Total
Cost	$	$	$
At October 31, 2021	28,821,956	133,769	28,955,725
Additions	7,951,830	117,517	8,069,347
Modifications	(196,578)	(25,125)	(221,703)

At April 30, 2022	36,577,208	226,161	36,803,369

Accumulated depreciation
At October 31, 2021	(1,894,179)	(51,786)	(1,945,965)
Depreciation	(2,648,983)	(21,087)	(2,670,070)
Disposals	208,861	—	208,861

At April 30, 2022	(4,334,301)	(72,873)	(4,407,174)

Carrying amounts
At October 31, 2021	26,927,777	81,983	27,009,760
At April 30, 2022	32,242,907	153,288	32,396,195

The weighted average lease term is four years.

8.	Related party transactions

Remuneration of key management personnel including directors

The remuneration of the executive officers and directors, who are the key management personnel of the Company, during the six months ended April 30, 2022 and 2021 are as follows:

	April 30, 2022 $	April 30, 2021 $
Salaries	1,783,342	539,009
Share-based compensation	8,030,239	605,957
Fees and benefits	1,599,261	339,846

	11,412,842	1,484,812

During the three and six months ended April 30, 2022, the Company paid directors for providing director services and consulting services. Total amounts paid to directors in respect of these activities in the period was $95,379 and $172,879, respectively (three and six months ended April 30, 2021: $61,600 and $110,966).

Outstanding balances of remunerations of the executive officers and directors are summarized as follows:

	April 30, 2022 $	October 31, 2021 $
Accounts payable and accrued liabilities	1,430,161	771,255

Outstanding balances	1,430,161	771,255

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Related-Party Lease

From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three and six months ended April 30, 2022, the Company incurred expenses of $nil and $6,358 in relation to this vendor, compared to $11,155 and $17,353 for the three and six months ended April 30, 2021, respectively.

Related-Party Expenses

The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three and six months ended April 30, 2022, the Company incurred expenses of $105,372 and $107,472 in relation to this vendor, compared to $69,347 and $97,005 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees since April 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $11,486 and $45,265 attributable to this vendor, compared to $4,415 and $23,688 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer, to provide it with technology services in relation to the Company’s inventory management system since September 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $25,252 and $47,355 attributable to this vendor, compared to $22,153 and $58,279 for the three and six months ended April 30, 2021, respectively.

Consulting Agreements

On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreements

Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. During the three and six months ended April 30, 2022, Mr. Tse was paid aggregate fees under this agreement of nil and $14,100, compared to $14,100 and $28,200 for the three and six months ended April 30, 2021. The consulting agreement was terminated on January 19, 2022.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

9.	Accounts payable and accrued liabilities

	April 30, 2022 $	October 31, 2021 $
Trade payables	20,979,006	9,447,394
Accrued fixed Assets	15,050,873	2,074,681
Accrued expenses	4,827,190	4,378,073
Accrued compensation	4,301,422	2,800,968

	45,158,491	18,701,116

10.	Lease liabilities

The Company has the following lease liabilities as of April 30, 2022.

Maturity analysis Undiscounted	Year 1 $	Year 2 $	Year 3 $	Year 4 $	Year 5 $	Thereafter $	Total $
Premises	6,746,030	5,411,060	4,600,714	4,378,830	4,157,619	21,426,607	46,720,860
Equipment	61,153	58,152	43,149	28,312	14,103	3,134	208,003

Total	6,807,183	5,469,212	4,643,863	4,407,142	4,171,722	21,429,741	46,928,863

Lease liabilities Discounted	Current $	Non-Current $	Total $
Premises	4,812,935	29,996,185	34,809,120
Equipment	46,005	122,567	168,572

Total	4,858,940	30,118,752	34,977,692

The Company has the following lease liabilities as of October 31, 2021.

Maturity analysis Undiscounted	Year 1 $	Year 2 $	Year 3 $	Year 4 $	Year 5 $	Thereafter $	Total $
Premises	4,468,877	4,590,357	3,741,940	3,332,312	3,290,786	16,302,071	35,726,343
Equipment	48,898	44,044	44,044	42,384	21,022	7,835	208,227

Total	4,517,775	4,634,401	3,785,984	3,374,696	3,311,808	16,309,906	35,934,570

Lease liabilities Discounted	Current $	Non-Current $	Total $
Premises	2,836,348	26,366,448	29,202,796
Equipment	32,447	129,626	162,073

Total	2,868,795	26,496,074	29,364,869

In the three and six months ended April 30, 2022, the Company recognized an interest expense of $458,907 and $897,433 related to lease liabilities, respectively (three and six months ended April 30, 2021: $62,205 and $125,006).

The Company’s lease obligations include leases for plant operations, storage facilities, and office space for employees. In the six months ended April 30, 2022, the Company has added 4 new premises leases and modified 2 leases.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

11.	Convertible Debt

	April 30, 2022 $	October 31, 2021 $
Principal of convertible note at beginning of period	100,000,000	—
Issuance of convertible notes	1,827,778	100,000,000

Principal of convertible note at end of period	101,827,778	100,000,000

Conversion feature at beginning of period	29,028,938	—
Conversion feature issued	—	27,681,043
Fair value (gain) loss on embedded derivative	(17,559,830)	1,347,895

Conversion feature at end of period	11,469,108	29,028,938

Debt component at beginning of period	71,848,900	—
Debt component issued	1,827,778	72,318,957
Transaction costs	—	(1,599,737)
Accrued interest paid in kind	(1,827,778)	—
Accrued interest expense	5,208,363	1,129,680

Debt component at end of period	77,057,263	71,848,900

Total Convertible Debt at end of period	88,526,371	100,877,838

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (an affiliate of Koch Strategic Platforms, being a subsidiary of Koch Investments Group) and issued a convertible note (the “KSP Note”) for a principal amount of $100 million to Spring Creek Capital, LLC. The KSP Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the KSP Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the KSP Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments were based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the KSP Note, LIBOR has a floor of 1% and a cap of 2%. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate (“SOFR”) and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published. The PIK election results in a new note under the same terms as the original KSP Note, issued in lieu of interest payments with an issuance date on the applicable interest date.

On the first interest payment date of December 31, 2021, the Company elected to pay the accrued interest in kind by issuing a new note (the “PIK Note”) for the amount of $1,827,778 under the same terms as the original KSP Note, in lieu of cash payments.

The conversion feature has been recorded as an embedded derivative liability since the conversion ratio does not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The KSP Note had an initial conversion price of approximately $13.43 per Li-Cycle common share, subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the KSP Note Purchase Agreement. Should the Company’s share price be equal to or greater than $17.46, for a period of twenty consecutive days, the Company can force conversion of the KSP Note. Li-Cycle will settle its conversion obligations through the delivery of its own common shares. As at April 30, 2022, no conversions had taken place.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The fair value of the embedded derivatives upon issuance of the original KSP Note was determined to be a liability of $27,681,043 whereas the remaining $72,318,957, net of transaction costs of $1,599,737, was allocated to the principal portion of the debt. During the three and six months ended April 30, 2022, the Company recognized a fair value gain of $2,861,556 and fair value gain of $17,559,830 on the embedded derivatives, respectively. The embedded derivatives were valued using the Barrier option pricing model. The assumptions used in the model were as follows:

	September 29, 2021 (issuance date)	October 31, 2021	April 30, 2022
Risk free interest rate	1.06%	1.23%	3.07%
Expected life of options	5 years	4.92 years	4.42 years
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	66%	62%	65%
Share Price	12.56	12.94	6.49

Expected volatility was determined by calculating the average implied volatility of a group of listed entities that are considered similar in nature to the Company.

12.	Warrants

In connection with the completion of the Business Combination on August 10, 2021, the Company assumed obligations under Peridot Acquisition Corp.’s publicly traded warrants to purchase up to 23,000,000 common shares at their fair market value of $2.10 per share for a total acquired liability of $48,299,987.

The total number of warrants was made up of 15,000,000 Public Placement Warrants (“Public Warrants”) and 8,000,000 Private Placement Warrants (“Private Warrants”). All of the warrants had a 5-year term, expiring on September 24, 2025. The Public Warrants had an exercise price of $11.50 per share, with a redemption price of $0.10 per warrant if the Company’s share price exceeded $10.00, on a cashless basis. If the Company’s share price exceeded $18.00 for any 20 trading days within the 30 trading day period ending three trading days before the Company elected to deliver a notice of redemption, the redemption price was $0.01 on a cash basis. The Private Warrants had an exercise price of $11.50 per share, redeemable only at such time that the share price of the Company was between $10.00 and $18.00, at $0.10 per warrant. The Private Warrants were not transferable until 30 days after the close of the Business Combination, which was September 9, 2021.

On December 27, 2021, the Company announced that it would redeem all of its warrants to purchase common shares of the Company that remained outstanding at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”) for a redemption price of $0.10 per warrant. Based on the Redemption Fair Market Value that was announced on January 11, 2022, warrant holders who surrendered their warrants on a “Make-Whole Exercise” prior to the Redemption Date received 0.253 common shares of the Company per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

	Number of warrants	$
At October 31, 2021	22,999,894	82,109,334
Three months ended January 31, 2022
Cash exercises	9,578	22,370
Cashless exercises	22,540,651	45,868,706
Redemptions	449,665	44,967
Fair Value Gain on Warrants		36,173,291

At January 31, 2022	—	—

At April 30, 2022	—	—

Warrants were re-measured through profit or loss at each period end, using first level inputs. As of January 31, 2022, the warrants are no longer publicly traded.

13.	Share capital and share-based compensation

Authorized share capital

Li-Cycle Corp. is authorized to issue an unlimited number of voting common shares, Class A non-voting common shares, preference shares and Class A preferred shares, in each case without par value. All issued shares are fully paid.

For retrospective presentation, the number of Li-Cycle Corp. common shares and Class A preferred shares on the condensed consolidated interim Statements of Changes in Equity have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the Business Combination on August 10, 2021.

On November 13, 2020, Li-Cycle Corp. completed a Series C private placement with two entities to purchase 281,138 Class A preferred shares at a price of $81.81 per share, for total proceeds of $23,000,000 and incurred transaction fees of $1,380,000.

On January 25, 2021, Li-Cycle Corp. issued 12,000 shares as full and final satisfaction of all obligations under a consulting agreement for services the Company received up to May 2020.

For the three months ended July 31, 2021, employee stock options were exercised for a total of 25,664 common shares of Li-Cycle Corp., at an aggregate exercise price of $169,105.

Li-Cycle Holdings Corp. is authorized to issue an unlimited number of voting common shares without par value. All issued shares are fully paid.

On August 10, 2021, the Company finalized the Business Combination described in Note 1. All outstanding common shares and Class A preferred shares of Li-Cycle Corp., 2,407,535 in total, were exchanged for 96,084,679 common shares of Li-Cycle Holdings Corp. at the exchange ratio of 1:39.91. Li-Cycle Holdings Corp. issued an additional 65,671,374 common shares for net proceeds of $525,329,273. As part of this transaction, all outstanding 9,829 Restricted Share Units of Li-Cycle Corp. were settled by issuance of additional 392,276 common shares of Li-Cycle Holdings Corp. and a cashless exercise of 28,779 stock options of Li-Cycle Corp. resulted in the issuance of an additional 1,031,226 common shares of Li-Cycle Holdings Corp.

For the three months ended October 31, 2021, warrant holders exercised 100 warrants for a total of 100 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $1,150.

For the three months ended January 31, 2022, warrant holders exercised 1,982 warrants for a total of 1,982 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $22,793.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

During the warrant redemption period of December 27, 2021 to January 28, 2022, warrant holders exercised 7,596 warrants for 7,596 common shares of Li-Cycle Holdings Corp. at an aggregate exercise price of $87,354, and 22,540,651 warrants were surrendered by holders in the Make-Whole Exercise resulting in the issuance of 5,702,644 common shares of Li-Cycle Holdings Corp. at an aggregate share capital impact of 45,868,706.

During the three months ended April 30, 2022, 222,505 stock options were exercised on a cashless basis, resulting in the issuance of 188,745 common shares of Li-Cycle Holdings Corp.

Long-term incentive plans

Stock options

For stock options issued under the Company’s 2021 Long Term-Incentive Plan (“2021 LTIP”), each of the Company’s stock options converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. The vesting period is one-third on the first-year anniversary of the grant of the option, and one-third every consecutive year thereafter. If an options remains unexercised after a period of 10 years from the date of grant, the option expires. Options are forfeited if the recipient terminates their contract with the Company before the options vest.

A summary of stock option activities is as follows:

	Number of Li-Cycle Holdings Corp. stock options	Weighted average exercise price of Li-Cycle Holdings Corp. stock options
		$
Balance – October 31, 2021	5,296,553	2.81
Granted	719,718	7.86
Exercised	(222,505)	1.31

Balance – April 30, 2022	5,793,766	3.50

As at April 30, 2022, 4,331,130 of the outstanding stock options (October 31, 2021: 4,242,707) were exercisable.

A summary of the outstanding stock options is as follows:

	Number of stock options	Exercise price
		$
Expiration dates
September 11, 2022	399,100	0.02
April 10, 2023	798,200	0.02
April 10, 2023	199,231	0.36
April 1, 2024	171,613	0.36
July 17, 2024	865,244	0.36
December 16, 2029	99,775	1.07
April 21, 2030	386,010	1.07
July 19, 2030	251,433	1.07
November 30, 2030	410,587	2.14
February 11, 2031	439,010	2.14
August 10, 2031	1,053,846	10.93
November 22, 2031	31,725	13.20
January 31, 2032	560,377	7.58
March 8, 2032	127,615	7.74

	5,793,766

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The Company recognized total expenses of $1,259,205 and $4,136,896 related to stock options during the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021: $263,215 and $404,443).

The fair value of the stock options granted during the three and six months ended April 30, 2022 was determined to be $616,362 and $3,528,169, respectively (three and six months ended April 30, 2021: $620,515 and $1,242,844) using the Black-Scholes Merton option pricing model. The assumptions used in the stock option pricing model for the grants during the six months ended April 30, 2022 were as follows:

Risk free interest rate	1.44% - 1.83%
Expected life of options	6 years
Expected dividend yield	0.0%
Expected stock price volatility	65% - 70%
Expected forfeiture rate	0.0%

Expected volatility was determined by calculating the average historical volatility of a group of listed entities that are considered similar in nature to the Company.

Restricted share units

Under the terms of the Company’s 2021 LTIP, restricted share units (“RSUs”) of Li-Cycle Holdings Corp. have been issued to executives, directors, employees and advisors. The RSU vesting periods ranged from several months to 3 years. The RSUs represent the right to receive common shares from the Company in an amount equal to the fair market value of an common share of Li-Cycle Holdings Corp. at the time of distribution. RSUs issued under the 2021 LTIP are expected to be settled in common shares. RSUs issued under the 2021 LTIP are classified as equity on the condensed consolidated interim statement of financial position.

The Company recognized share-based compensation expense relating to RSUs totaling $3,218,150 and $5,539,268 in the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021: nil and $604,943).

A summary of RSU activities is as follows:

	Number of	Weighted average
	Li-Cycle Holdings Corp RSUs	share price on grant date
Balance – October 31, 2021	716,763	$10.93
Granted	1,493,675	$8.56
Forfeited	(14,223)	$8.79

Balance – April 30, 2022	2,196,215	$9.34

As of April 30, 2022, 22,727 of outstanding RSUs had vested. RSUs granted in the three and six months ended April 30, 2022 vest over 1 to 3 years.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

14.	Product sales revenue

	Three months ended	Three months ended	Six months ended	Six months ended
	April 30,	April 30,	April 30,	April 30,
	2022	2021	2022	2021
	$	$	$	$
Product revenue recognized in the period	4,319,640	283,637	6,203,617	920,999
Fair value pricing adjustments	3,971,482	(107,535)	5,709,952	167,969

Total product sales	8,291,122	176,102	11,913,569	1,088,968

The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to revenue and the related accounts receivable. The constituent metals that consideration is most sensitive to are Cobalt and Nickel. See note 16 for the impact of movements in the Cobalt and Nickel prices.

15.	Non-Controlling Interest

On January 26, 2022, the Company entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS which will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS with 67% ownership, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners with 31% and 2% ownership, respectively. These holdings allow the shareholders to nominate 2 Directors, 1 Director, and 1 observer respectively with their ownership holdings.

Summarized financial information for Li-Cycle Norway AS is as follows:

April 30, 2022
$
Current assets	1,000,000
Current liabilities	71,739
Net assets	928,261

Net assets attributable to non-controlling interest	306,326

Three and six months ended April 30, 2022
$
Revenue	—
Expenses	71,739
Net loss	(71,739)

Net loss attributable to non-controlling interest	(23,674)

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

16.	Financial instruments and financial risk factors

Fair values

The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, loans payable. The carrying amounts of cash, Harmonized Sales Taxes receivable, other receivables, accounts payable and accrued liabilities approximately fair value due to the short-term maturity of these instruments.

Fair value hierarchy levels 1 to 3 are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between the levels during the current or prior year.

The Company’s financial assets measured at fair value on a recurring basis are measured under level 1 of the hierarchy and were calculated as follows:

	Balance	Level 2
	$	$
As at April 30, 2022
Accounts receivable	11,501,265	11,501,265

	11,501,265	11,501,265

As at October 31, 2021
Accounts receivable	4,072,701	4,072,701

	4,072,701	4,072,701

See Note 3 above for additional details related to measurement of accounts receivable.

The Company’s financial liabilities measured at fair value on a recurring basis are measured under level 1 and 2 of the hierarchy and were calculated as follows:

	Balance	Level 1	Level 2
	$	$	$
As at April 30, 2022
Conversion feature of convertible debt (see Note 11)	11,469,108	—	11,469,108

	11,469,108	—	11,469,108

As at October 31, 2021
Conversion feature of convertible debt (see Note 11)	29,028,938	—	29,028,938
Warrants (see Note 12)	82,109,334	53,549,989	28,559,344

	111,138,272	53,549,989	57,588,282

Currency risk

The Company is exposed to currency risk as its cash is mainly denominated in U.S. dollars, but its operations require Canadian dollars and other currencies, in addition to U.S. dollars.

At April 30, 2022, the Company had Canadian dollar denominated cash of approximately Cdn. $4,128,174 and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $24,778,777. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the condensed consolidated interim financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at April 30, 2022, would have increased the foreign exchange loss for the period by approximately $803,993 while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

Interest rate risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt that includes an interest rate floor and cap, see Note 11.

Credit, liquidity, and market risks

Credit risks associated with cash are minimal as the Company deposits the majority of its cash with a large Canadian financial institution. The Company’s credit risks associated with receivables are managed and exposure to potential loss is assessed as minimal.

The Company is exposed to commodity price movements for the inventory it holds and the products it produces. Commodity price risk management activities are currently limited to monitoring market prices.

The following table sets out the Company’s exposure, as of April 30, 2022, in relation to the impact of movements in the Cobalt and Nickel price for the provisionally invoiced sales volume:

	Cobalt		Nickel
	April 30, 2022	October 31, 2021	April 30, 2022	October 31, 2021
	$	$	$	$
Metric tonnes subject to fair value pricing adjustments	2,595	1,728	2,595	1,728
10% increase in prices	681,592	303,351	1,024,667	448,266
10 % decrease in prices	(681,592)	(303,351)	(1,024,667)	(448,266)

The Company’s revenue and accounts receivable primarily come from two key customers, as further disclosed in Note 3. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Management has established an appropriate liquidity risk management framework for the management of the Company’s short-term, medium and long-term funding and liquidity requirements.

Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of net debt (borrowings after deducting cash and cash equivalents) and equity of the Company (comprising issued share capital, contributed surplus and accumulated deficit as disclosed in Note 13).

The Company is not subject to any externally imposed capital requirements.

17.	Commitments and contingencies

As of April 30, 2022, there were $176,722,199 in committed purchase orders or agreements for equipment and services (October 31, 2021:$6,858,617).

Legal Proceedings

The Company is and may be subject to various claims and legal proceedings in the ordinary course of its business. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims or legal proceedings. The Company records provisions for such claims when an outflow of resources is considered probable and a reliable estimate can be made. No such provisions have been recorded by the Company.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

U.S. Shareholder Class Action

On April 19, 2022, a putative securities class action lawsuit was filed in the U.S. District Court for the Eastern District of New York against the Company, its CEO, and its former CFO, on behalf of a proposed class of purchasers of the Company’s publicly traded securities during the period from February 16, 2021 through March 23, 2022. The complaint, which is captioned as Barnish v. Li-Cycle Holdings Corp., et al., 1:22-cv-02222 (E.D.N.Y.), asserts claims under Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and alleges that the defendants issued false and misleading statements concerning Li-Cycle’s business, which were revealed when Blue Orca Capital published a short seller report on March 24, 2022. The complaint seeks compensatory damages and an award of costs. The Company believes that the allegations in the proposed claim are without merit and intends to vigorously defend against this matter. No amounts have been recorded for any potential liability arising from this matter.

18.	Earnings per share

For comparability, the stated weighted average number of common shares and the number of potential common shares have been scaled by the Business Combination exchange ratio of 1:39.91 for periods prior to the completion of the business combination on August 10, 2021.

	Three months ended April 30,		Six months ended April 30,
	2022	2021	2022	2021
Net profit (loss)	$(20,650,375)	$(7,848,142)	$7,896,265	$(14,693,465)
Weighted average number of common shares	168,971,679	95,060,429	166,365,628	94,254,557

Effect of dilutive securities
Stock options	—	—	3,840,066	—
Restricted share units	—	—	1,493,766	—
Convertible debt	—	—	—	—
Warrants	—	—	1,097	—

Effect of dilutive securities	—	—	5,334,929	—

Dilutive number of shares	168,971,679	95,060,429	171,700,557	94,254,557

Basic earnings (loss) per share	$(0.12)	$(0.08)	$0.05	$(0.16)
Diluted earnings (loss) per share	$(0.12)	$(0.08)	$0.05	$(0.16)

Adjustments for diluted loss per share were not made for the three months ended April 30, 2022 and three and six months ended April 30, 2021 as they would be anti-dilutive in nature. The following table represents instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

	April 30,	April 30,
	2022	2021
Stock options	1,085,571	6,415,533
Convertible debt	7,917,948	—

	9,003,519	6,415,533

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

19.	Segment reporting

The condensed consolidated interim financial data presented in these financial statements is reviewed regularly by the Company’s chief operating decision maker (“CODM”) for making strategic decisions, allocations resources and assessing performance. The Corporation’s CODM is its Chief Executive Officer.

During the three and six months ended April 30, 2022, the Company operated in Canada and the United States. Management has concluded that the customers, and the nature and method of distribution of goods and services delivered, if any, to these geographic regions are similar in nature. The risks and returns across the geographic regions are not dissimilar; therefore, the Company operates as a single operating segment.

The following is a summary of the Company’s geographical information:

	Canada	United States	Total
	$	$	$
Revenues
Six months ended April 30, 2022	3,771,437	8,719,756	12,491,193
Six months ended April 30, 2021	1,205,384	69,240	1,274,624
Non-current assets
Six months ended April 30, 2022	14,894,897	87,903,817	102,798,714
Year ended October 31, 2021	15,476,877	37,922,346	53,399,223

The Company does not currently have active operations in any other geographical regions.

20.	Subsequent events

On May 1, 2022, Spring Creek Capital, LLC assigned the KSP Note and the PIK Note (together, the “2021 Convertible Notes”) to an affiliate, Wood River Capital, LLC (“Wood River Capital”) and each of Spring Creek Capital and Wood River Capital signed a joinder agreement under which Wood River Capital agreed to become a party to, to be bound by and to comply with the KSP Note Purchase Agreement and related documents; provided, however, that such assignment did not relieve Spring Creek Capital of its obligations thereunder. This assignment does not change the previously agreed upon terms of the 2021 Convertible Notes.

On May 12, 2022, the Company announced the successful completion of the previously announced $50 million aggregate investment in common shares of the Company by LG Energy Solution, Ltd. (“LGES”) and LG Chem, Ltd. (“LGC”). The Company issued 5,300,352 shares at an average price of $9.43 per common shares to LGES and LGC (being 2,650,176 common shares each). The investment was split into two tranches: (i) an initial tranche of 4,416,960 common shares, in the aggregate, at a price of $10.00 per share (for an aggregate initial tranche subscription price of approximately $44.2 million), and (ii) a second tranche of 883,392 common shares, in the aggregate, at a price of $6.60 per share (for an aggregate second tranche subscription price of approximately $5.8 million).

On May 31, 2022, the Company entered into a Note Purchase Agreement (the “Glencore Note Purchase Agreement”) with Glencore Ltd. (“Glencore”), a subsidiary of Glencore plc (LON: GLEN) and issued a convertible note (the “Glencore Note”) for a principal amount of $200 million to Glencore. The Glencore Note will mature on May 31, 2027 unless earlier repurchased, redeemed or converted. Interest on the Glencore Note is payable semi-annually, and Li-Cycle is permitted to pay interest on the Glencore Note in cash or by payment in-kind (“PIK”), at its election. Interest payments made in cash are based on an interest rate of SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

Li-Cycle Holdings Corp.

Notes to the consolidated financial statements

Three months ended April 30, 2022 and 2021

(Unaudited - expressed in U.S. dollars)

The principal and accrued interest owing under the Glencore Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Note and all accrued interest owing under the Glencore Note. In connection with any optional redemption and provided that the holder of the Glencore Note has not elected to convert the Glencore Note into common shares following receipt of notice of such optional redemption, the Company must issue warrants (the “Warrants”) to the holder of the Glencore Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Note, a number of common shares equal to the principal amount of the Glencore Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Warrants will be equal to the Conversion Price as of the optional redemption date.

Exhibit 99.3

LI-CYCLE HOLDINGS CORP. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations (“MD&A”) is dated June 14, 2022 and provides information which the management of Li-Cycle Holdings Corp. (“Li-Cycle”) believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of Li-Cycle for the three and six months ended April 30, 2022 and 2021. This MD&A should be read together with Li-Cycle’s condensed consolidated interim financial statements and related notes for the three and six months ended April 30, 2022 and 2021. Li-Cycle’s audited consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2021 are included in our annual report on Form 20-F for the year ended October 31, 2021 (the “Annual Report”). In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see the section entitled “Cautionary Note Regarding Forward-Looking Statements”. Actual results and timing of selected events may differ materially from those anticipated by these forward-looking statements as a result of various factors, including those set forth under the section entitled “Key Factors Affecting Li-Cycle’s Performance” and under “Item 3. Key Information—D. Risk Factors” included in our Annual Report. References in this section to “we,” “us,” “the Company”, or “Li-Cycle” refer to Li-Cycle Corp. and its subsidiaries prior to the consummation of the business combination we completed with Peridot Acquisition Corp. on August 10, 2021 (the “Business Combination”) and Li-Cycle Holdings Corp. and its subsidiaries subsequent to the Business Combination, unless the context otherwise requires or indicates otherwise.

Li-Cycle’s annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Standards Board (“IASB”). Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. This MD&A should be read in conjunction with Li-Cycle’s annual consolidated financial statements as at and for the fiscal year ended October 31, 2021 and the related MD&A. All amounts are in U.S. dollars except as otherwise indicated. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled “Components of Results of Operations—Basis of Presentation.”

Certain figures, such as interest rates and other percentages included in this discussion and analysis, have been rounded for ease of presentation. Percentage figures included in this discussion and analysis have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this discussion and analysis may vary slightly from those obtained by performing the same calculations using the figures in Li-Cycle’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Company Overview

Li-Cycle is an industry leader in lithium-ion battery resource recovery and a leading lithium-ion battery recycler in North America. When we refer to ourselves as a leading lithium-ion battery recycler in North America, we are referring to our status based on installed permitted capacity for lithium-ion battery recycling measured in tonnes per year. Our proprietary “Spoke & Hub” recycling and resource recovery process is designed (a) at our Spokes, to process battery manufacturing scrap and end-of-life batteries to produce “black mass” and other intermediate products, and (b) at our Hubs, to process black mass to produce critical battery materials, including nickel sulphate, cobalt sulphate, and lithium carbonate. We have a market-leading position in North America through our two operational Spokes in Kingston, Ontario (the “Ontario Spoke”) and Rochester, New York (the “New York Spoke”), respectively. A third Spoke in Gilbert, Arizona opened on May 17, 2022 (the “Arizona Spoke”). We are currently developing our first commercial-scale Hub in Rochester, New York (the “Rochester Hub”). We have also announced the development and construction of an additional Spoke near Tuscaloosa, Alabama (the “Alabama Spoke”). Further, we have announced the development of a co-located Spoke with a strategic industry partner in Warren, Ohio (the “Ohio Spoke”) and our first two European Spokes in Norway (the “Norway Spoke”) and Germany (the “Germany Spoke”). For ease of presentation, the four Spokes in development and construction as well as our recently opened Arizona Spoke are collectively referred to in this MD&A as the “Spoke Capital Projects.”

For the three and six months ended April 30, 2022, Li-Cycle’s revenue was $8.7 million and $12.5 million, respectively (three and six months ended April 30, 2021: $0.3 million and $1.3 million). For the three and six months ended April 30, 2022, Li-Cycle recorded a net loss of $20.6 million and net profit of $7.9 million, respectively (three and six months ended April 30, 2021: net loss of $7.8 million and $14.7 million). For the three and six months ended April 30, 2022, Li-Cycle recorded an Adjusted EBITDA1 loss of $19.5 million and $36.4 million, respectively (three and six months ended April 30, 2021: $5.1 million and $9.1 million).

[1]

Adjusted EBITDA is a non-IFRS financial measure and does not have a standardized meaning under IFRS. See “Non-IFRS Measures” in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

Current Situation with Respect to COVID-19

The ongoing COVID-19 pandemic has resulted in significant supply chain disruptions globally and continues to affect Li-Cycle’s business.

Li-Cycle’s operations have been impacted by the COVID-19 pandemic. Li-Cycle’s operations have been considered an essential service in both Canada and the United States and, as a result, Li-Cycle’s plants have continued operations during the COVID-19 pandemic, albeit with the implementation of appropriate measures to ensure employee safety. Li-Cycle’s operations were however impacted by the COVID-19 pandemic in the form of operational slow-downs and interruptions caused by employee absences and mandatory quarantines resulting from actual or suspected exposure to COVID-19.

Li-Cycle shut down its commercial headquarters in March 2020 and enforced a work-from-home mandate. The company has, at times, experienced slow-downs and interruptions in its battery supply chain. Li-Cycle re-opened its office facilities in November 2021. A second temporary closure of Li-Cycle’s commercial headquarters occurred in January 2022 related to the Omicron variant and the commercial headquarters has since re-opened in February 2022.

Li-Cycle cannot currently predict the duration of the impact of the COVID-19 pandemic on its operations. Continuing effects of the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant may cause governments to impose new restrictive measures, result in employee absences from work or result in negative economic effects, which in each case could have a material adverse impact on Li-Cycle’s operations, development and construction activities and financial condition.

Comparability of Financial Information

Li-Cycle’s future results of operations and financial position may not be comparable to historical results as a result of the Business Combination and the factors described below, among other things.

Li-Cycle included certain projected financial information in the proxy statement/prospectus on Form F-4 dated July 15, 2021 and filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Business Combination (as amended, the “Proxy/Registration Statement”), which information was also incorporated by reference in Li-Cycle’s non-offering final prospectus dated August 10, 2021 filed with the Ontario Securities Commission (the “Canadian Prospectus”) and Shell Company Report on Form 20-F filed with the SEC.

As a result of the developments described below, the assumptions underlying the projected financial information included in the Proxy/Registration Statement and the Canadian Prospectus, including a number of assumptions regarding capital expenditures and the timing of the roll-out of new operational facilities, no longer reflect a reasonable basis on which to project our future results, and therefore such projections should not be relied on as indicative of future results. Demand for lithium-ion battery recycling has continued to exceed our internal projections and, in order to meet this growing demand, we have decided to increase and accelerate our investment in the build-out of our recycling capacity in certain respects. For example, since the date of effectiveness of the Proxy/Registration Statement and the date of the Canadian Prospectus, respectively, we have, among other things, announced the development of the Spoke Capital Projects, increasing our processing capacity beyond that of our previous plans and projections. We have also announced the increase of expected processing capacity and development costs at our Rochester Hub.    Our actual results could differ substantially from the projected financial information contained in the Proxy/Registration Statement and the Canadian Prospectus.

Key Factors Affecting Li-Cycle’s Performance

We believe that Li-Cycle’s performance and future success is dependent on multiple factors that present significant opportunities for Li-Cycle, but also pose significant risks and challenges, including those discussed below and in the section of the Annual Report entitled “Item 3. Key Information—D. Risk Factors.”

Availability of Lithium-Ion Battery Materials for Recycling

Li-Cycle is reliant on obtaining lithium-ion batteries and battery manufacturing scrap for recycling through its contracts with suppliers. The Company maintains commercial contracts with leaders in the electric vehicle and lithium-ion battery ecosystem, including consumer electronics, manufacturing scrap, energy storage, and auto OEMs and transportation companies. Li-Cycle currently has over 100 suppliers of end-of-life lithium-ion batteries and battery manufacturing scrap and we expect Li-Cycle to attract new suppliers by differentiating itself based on the sustainability of its process and the robustness of its technology, which in turn will enable Li-Cycle to offer competitive terms to suppliers. We expect Li-Cycle’s supply pipeline to grow as suppliers grow volumes of batteries and manufacturing scrap available for recycling due to the continuing trend toward EVs, and as Li-Cycle continues to source additional supplier relationships. However, there can be no assurance that Li-Cycle will attract new suppliers or expand its supply pipeline from existing suppliers, and any decline in supply volume from existing suppliers or an inability to source new supplier relationships could have a negative impact on Li-Cycle’s results of operations and financial condition. See the section titled “Recent Developments” below.

On May 11, 2021, Li-Cycle announced its entry into an agreement with Ultium Cells LLC (“Ultium”), a joint venture between General Motors and LG Energy Solution, Ltd. (“LGES”), pursuant to which Ultium will supply to Li-Cycle, and Li-Cycle will purchase and recycle, up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Warren, Ohio mega-factory. On January 27, 2022, Li-Cycle announced the development of a co-located Spoke in Warren, Ohio to enhance its ability to service Ultium’s recycling needs.

Customer Demand for Recycled Raw Materials

Li-Cycle relies on a limited number of customers from whom we generate most of our revenue. Li-Cycle has entered into two agreements with Traxys North America LLC (“Traxys”) covering off-take from its Spokes and Hubs. See the section titled “Item 4. Information on the Company—B. Business Overview —Our Commercial Contracts — Advanced Material Spoke and Hub Offtake with Traxys” in the Annual Report. Li-Cycle has also entered into additional off-take agreements with Glencore Ltd., covering substantially all of our Spoke and Hub products. See the section titled “Recent Developments” below. If our offtake partners are unwilling or unable to fulfill their contractual obligations to us, if either party fails to perform under the relevant contract, or if these partners otherwise terminate such agreements prior to their expiration, our business could suffer and we may not be able to find a similar offtake partners or end customers on similar or favourable terms, which could have a material adverse effect on our business, financial conditions or results of operations.

Our commercial agreements with Glencore also provide for the procurement of feedstock for our Spoke facilities, and procurement of black mass for our future Hub facilities, to supplement the volumes we are currently either independently sourcing or producing. Although these agreements are not exclusive for either party, they also do not commit either party to a specific performance threshold, and therefore a substantial reduction in Glencore’s supply of either product or an unwillingness or inability to fulfill its contractual obligations to us could have a material adverse effect on our business, financial condition or results of operations.

Ability to Build Out Additional Facilities

Li-Cycle is confident in its ability to scale the business as currently planned. Li-Cycle has a market-leading position in North America through its operational commercial Spokes in Kingston, Ontario, Rochester, New York, and Gilbert, Arizona and Li-Cycle has announced additional Spokes under development in Tuscaloosa, Alabama and Warren, Ohio. Li-Cycle is also advancing the construction of its first commercial Hub, in Rochester, New York. Li-Cycle has also announced its first European Spokes, in Norway and Germany, and is evaluating additional opportunities to scale its operations with a range of potential partners and expansion opportunities that may include acquisitions, joint ventures or other commercial arrangements in North America, Europe, and Asia Pacific. Li-Cycle’s continued growth and results of operations will be negatively impacted if it is unable to continue to scale its operations.

Russia’s invasion of Ukraine has and may continue to further exacerbate disruptions in the global supply chain. Shortages, price increases and/or delays in shipments of supplies, equipment and raw materials have occurred and may continue to occur in the future which may result in operational or construction slowdowns, which may in turn have a material adverse effect on Li-Cycle’s operations, development and construction activities and financial condition.

International operations are subject to certain risks inherent in doing business abroad, including:

•	political, civil and economic instability;

•	risks of war and other hostilities;

•	corruption risks;

•	trade, customs and tax risks;

•	currency exchange rates and currency controls;

•	limitations on the repatriation of funds;

•	insufficient infrastructure;

•	restrictions on exports, imports and foreign investment;

•	economic sanctions;

•	increases in working capital requirements related to long supply chains;

•	changes in labor laws and regimes and disagreements with the labor force;

•	difficulty in protecting intellectual property rights; and

•	different and less established legal systems.

Expanding our business in international markets, including the construction and operation of the Norway Spoke and Germany Spoke, is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effects on our business and results of operations will vary from country to country and are unpredictable, but could have an adverse effect on our ability to execute our strategy and accordingly on our results of operations.

Commodity and Specialty Prices

Li-Cycle currently recognizes revenue from, among other things, sales of three intermediate products produced at Li-Cycle’s Spokes: black mass; mixed copper and aluminum shred; and mixed plastics. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

The price Li-Cycle can charge for its end products is tied to commodity and specialty pricing for nickel, cobalt, and lithium, among others. This can lead to variability in revenues, but we believe the wide range of materials Li-Cycle produces results in a diversification effect that provides it with a natural hedge against significant variations in the commodity pricing related to a single product.

Research and Development

Li-Cycle continues to conduct research and development (“R&D”) centered on various aspects of its business. R&D work is ongoing in support of its Spoke operations and its Rochester Hub project, specifically focused on continuous optimization of operating parameters and preparing for operations. Li-Cycle also continues to develop and evaluate new concepts with an eye to the future, including solid-state battery processing and others related to its Spoke & Hub Technologies™.

Components of Results of Operations

Basis of Presentation

Li-Cycle’s condensed consolidated interim financial statements have been prepared in accordance with IFRS. All amounts are in U.S. dollars except otherwise indicated. Currently, Li-Cycle conducts business through one operating segment. Li-Cycle was a pre-revenue company with no commercial operations until 2020. For more information about Li-Cycle’s significant accounting policies, refer to Note 2 in the accompanying consolidated financial statements of Li-Cycle for the years ended October 31, 2021 and 2021. Li-Cycle’s fiscal year end is October 31.

Revenue

Li-Cycle recognizes revenue from: (i) sales of intermediate products from Li-Cycle’s Spokes, being black mass, mixed copper and aluminum shred and mixed plastics; and (ii) providing services relating to recycling of lithium-ion batteries, which includes coordination of logistics and destruction of batteries. Li-Cycle expects to recognize revenue from sales of end products, including nickel sulphate, cobalt sulphate and lithium carbonate, after its first Hub becomes operational.

We expect Li-Cycle’s sales of products to increase as a percentage of overall revenue as more Spokes, the Rochester Hub and additional Hubs become operational over time.

For product sales, revenue is recognized when control of the goods has been transferred, meaning when the goods have been picked up by the customer or shipped to the customer’s location (delivery). A receivable is recognized by Li-Cycle at the point of delivery, as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due. For more information about the basis of presentation of Li-Cycle’s financial statements, see the section entitled “Critical Accounting Policies and Estimates. “

Service revenue is recognized upon completion of each service. Prices for services are separately identifiable within each contract. A receivable is recognized by Li-Cycle when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as passage of time is the only condition to payment becoming due.

Operating expenses

Primary expense categories for Li-Cycle include employee salaries and benefits, raw materials and supplies, professional fees (which include consulting and other advisor fees), share-based compensation, R&D and depreciation. As Li-Cycle continues to grow and expand internationally, we expect to incur additional expenses in connection with acquisitions, joint ventures and/or other commercial or contractual arrangements. Additional personnel expenses are also anticipated. The amount of consulting and professional fees Li-Cycle expects to incur is commensurate with the engineering requirements associated with its Rochester Hub project and its Spoke Capital Projects, as well as requisite expenses for legal and audit as Li-Cycle funds its operations and scales its internal systems and processes. R&D expenses reflect ongoing efforts by Li-Cycle to develop and expand its technology, and such costs are offset by any government funding for government funded projects.

Other Income and Expense

Other income and expense consists of foreign exchange gain and loss, interest income and expense, fair value gain and loss on financial instruments. Financing costs are typically applied against the gross proceeds of any capital raised, and in the case of debt, amortized over the term of such debt. Interest expense represents the actual cash interest costs incurred plus any accrued interest payable at a future date.

Results of Operations

Comparison of the three and six months ended April 30, 2022 and 2021

	Three months ended				Six months ended
	April 30,		$ Change	% Change	April 30,		$ Change	% Change
	2022	2021			2022	2021

	(amounts in thousands, except per share data)
Revenues	8,653	257	8,396	3262%	12,491	1,275	11,217	880%
Product sales	8,291	176	8,115	4608%	11,914	1,089	10,825	994%
Recycling Services	362	81	281	345%	578	186	392	211%
Operating expenses	29,978	5,578	24,399	437%	52,548	12,799	39,749	311%
Employee salaries and benefits	11,329	2,547	8,782	345%	19,108	4,245	14,862	350%

Professional fees	3,560	568	2,992	527%	6,434	3,002	3,432	114%
Share-based compensation	4,477	263	4,214	1601%	9,676	1,009	8,667	859%
Raw materials and supplies	1,817	480	1,336	278%	3,230	894	2,336	261%
Office, administrative and travel	3,149	318	2,831	891%	5,993	622	5,371	864%
Depreciation	1,987	606	1,381	228%	3,821	1,133	2,688	237%
Research and development	528	825	(297)	(36)%	870	1,352	(482)	(36)%
Freight and shipping	587	141	446	315%	798	432	365	84%
Plant facilities	984	234	750	320%	1,421	448	973	217%
Marketing	748	163	584	358%	1,197	305	892	293%
Change in Finished Goods Inventory	812	(567)	1,380	(243)%	1	(645)	646	(100)%
Other (income) expenses	(680)	2,527	(3,207)	(127)%	(47,958)	3,169	(51,128)	(1613)%
Fair value (gain) loss on financial instruments	(2,862)	1,924	(4,786)	(249)%	(53,733)	1,924	(55,657)	(2893)%
Interest expense	2,451	245	2,207	902%	6,193	495	5,697	1150%
Foreign exchange (gain) loss	140	359	(219)	(61)%	129	751	(622)	(83)%
Interest income	(409)	(1)	(409)	80908%	(547)	(1)	(545)	44636%
Net profit (loss) before taxes	(20,645)	(7,848)	(12,797)	163%	7,901	(14,693)	22,595	(154)%
Income tax	5	—	5	100%	5	—	5	100%
Net profit (loss) and comprehensive income (loss)	(20,650)	(7,848)	(12,802)	163%	7,896	(14,693)	22,590	(154)%
Net profit (loss) attributable to
Shareholders of Li-Cycle Holdings Corp.	(20,627)	(7,848)	(12,779)	163%	7,920	(14,693)	22,613	(154)%
Non-controlling interest	(24)	—	(24)	100%	(24)	—	(24)	100%
Net profit (loss) and comprehensive income (loss)	(20,650)	(7,848)	(12,802)	163%	7,896	(14,693)	22,589	(154)%
Earnings (loss) per common share - basic	(0.12)	(0.08)	(0.04)	48%	0.05	(0.16)	0.20	(130)%
Earnings (loss) per common share - diluted	(0.12)	(0.08)	(0.04)	48%	0.05	(0.16)	0.21	(131)%
Weighted average number of common shares outstanding	168,972	95,060	73,911	78%	166,366	94,255	72,111	77%
Dilutive number of shares	168,972	95,060	73,911	78%	171,701	94,255	77,446	82%

Revenue

For the three and six months ended April 30, 2022, Li-Cycle’s revenues increased to $8.7 million and $12.5 million, respectively, compared to $0.3 million and $1.3 million in the corresponding periods of 2021, respectively, a 3262% and 880% increase when compared to the corresponding prior periods. The revenue growth was mainly attributable to increases in product sales and commodity prices. In the three and six months ended April 30, 2022, the Ontario Spoke and the New York Spoke produced 723 tonnes and 1,422 tonnes of black mass, respectively, compared to 307 tonnes and 546 tonnes of black mass produced in the corresponding period of 2021 when the New York Spoke was in the early stage of ramping up. Revenues from product sales were approximately $8.3 million and $11.9 million, respectively, while revenues from recycling services were approximately $0.4 million and $0.6 million, for the three and six months ended April 30, 2022.

Operating expenses

For the three and six months ended April 30, 2022, operating expenses increased by 437% and 311%, respectively, compared to the corresponding periods of 2021, reflecting the continued expansion of Li-Cycle’s operations. The increase in personnel costs of $8.8 million and $14.9 million for the three and six months ended April 30, 2022 compared to the corresponding periods in 2021 relates to the addition of operational, corporate, commercial, and engineering personnel as Li-Cycle continues to pursue its expansion plans. The professional fees incurred in the three and six months ended April 30, 2022 as compared to the prior periods reflect the addition of legal, audit and tax advisory services in support of the Company’s growth plans and required services as a public company. The movements in share-based compensation in the three and six months ended April 30, 2022, are non-cash expenses consisting of Restricted Share Units (“RSU’s”) and stock options granted to employees. The increase in raw materials and supplies of $1.3 million and $2.3 million for the three and six months ended April 30, 2022 is mainly a result of increased sales volume and inventory production from Spoke operations. Office and administrative expenses increased in the three and six months ended April 30, 2022, mainly as a result of higher insurance premiums associated with being a public company.

Other (Income) Expenses

Other (income) expenses amounted to an expense of $0.7 million and income of $48.0 million in the three and six months ended April 30, 2022, compared to $2.5 million and $3.2 million of other expenses in the three and six months ended April 30, 2021. The change was primarily due to fair value gains on financial instruments in the three and six months ended April 30, 2022 which were driven by changes in the fair value of the conversion feature of convertible debt of $2.9 million and $17.6 million, respectively, and changes in the fair value of warrants of $36.2 million in the six months ended April 30, 2022, offset by interest expenses on convertible debt and lease liabilities.

Net profit (loss)

Net profit (loss) amounted to a net loss of $20.7 million and a net profit of $7.9 million in the three and six months ended April 30, 2022, compared to a net loss of $7.8 million and $14.7 million in the three and six months ended April 30, 2021. Net profit (loss) for both periods was driven by the factors discussed above. In addition, excluding fair value gains and other adjusted items, Adjusted EBITDA loss was $19.5 million and $36.4 million in the three and six months ended April 30, 2022, compared to $5.1 million and $9.1 million in the corresponding 2021 periods. This was largely driven by higher staffing and network development costs related to the growth and expansion of the business. A reconciliation of Adjusted EBITDA loss to Net profit (loss) is provided in the section “Non-IFRS Measures” below.

Comparison of Statement of Financial Position

	April 30, 2022	October 31, 2021
	(amounts in thousands)
Assets
Cash and cash equivalents	509,316	596,858
Other current assets	54,641	14,891
Plant and equipment	70,403	26,389
Other non-current assets	32,396	27,010

Total Assets	666,756	665,148
Liabilities
Current liabilities	50,025	21,578
Convertible debt	88,526	100,878
Warrants	—	82,109
Other non-current liabilities	30,580	26,862

Total Liabilities	169,131	231,427
Shareholders’ equity	497,625	433,721

Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	497,318	433,721
Non-controlling interest	306	—

Total liabilities and shareholders’ equity	666,756	665,148

Assets

Cash and cash equivalents were $509.3 million as at April 30, 2022 compared to $596.9 million as at October 31, 2021. The decrease in cash was primarily driven by purchases of equipment for the Rochester Hub and Spoke Capital Projects and ongoing operating expenses. The increase in working capital requirements was driven by an increase in accounts receivable related to the Company’s growth.

Property plant and equipment was $70.4 million as at April 30, 2022, compared to $26.4 million as at October 31, 2021. This increase was primarily driven by purchases for the construction of the Rochester Hub as well as the Arizona Spoke and Alabama Spoke.

Liabilities

Convertible debt, representing the 2021 Convertible Notes (as defined below), was $88.5 million as at April 30, 2022, compared to $100.9 million as at October 31, 2021. The decrease is primarily driven by a fair value gain on the embedded derivative and offset by accretion and accrued interest. Warrant liability was nil as at April 30, 2022 as of result of the redemption of all of Li-Cycle’s outstanding warrants and the make-whole exercise as described in the notice of redemption dated December 27, 2021. The redemption of the warrants was completed as of January 31, 2022.

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the six most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

	Three months ended
(amounts in thousands, except per share data)	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2021	April 30, 2021	January 31, 2021
Revenue	$8,653	$3,838	$4,391	$1,709	$257	$1,017
Net profit (loss)	$(20,650)	$28,547	$(204,969)	$(6,897)	$(7,848)	$(6,845)
Net profit (loss) attributable to:
Shareholders of Li-Cycle Holdings Corp.	$(20,627)	$28,547	$(204,969)	$(6,897)	$(7,848)	$(6,845)
Non-controlling interest	$(24)	$—	$—	$—	$—	$—
Earnings (loss) per share, basic	$(0.12)	$0.17	$(1.31)	$(0.07)	$(0.08)	$(0.07)
Earnings (loss) per share, diluted	$(0.12)	$0.17	$(1.31)	$(0.07)	$(0.08)	$(0.07)

We became a reporting issuer for the purposes of Ontario securities laws on August 10, 2021. Over the last five quarters, our results were primarily impacted by the continued development, construction and commissioning of our Ontario and New York Spokes, the development and construction of the Spoke Capital Projects and the Rochester Hub, and costs and expenses incurred in connection with our growth plan, including personnel and facilities costs and legal, audit and tax advisory services in support of the Company’s growth plans as a public company. Our results were also impacted by costs and expenses incurred in connection with the completion of the Business Combination in August 2021, including listing fee of $152.7 million in the three months ended October 31, 2021, and by fair value gain (loss) on financial instruments relating to warrants and convertible debt.

Non-IFRS Measures

The Company uses the non-IFRS measure of Adjusted EBITDA. Management believes that this non-IFRS measures provides useful information to investors in measuring the financial performance of the Company and is provided as additional information to complement IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. These measures do not have a standardized meaning prescribed by IFRS and the term therefore may not be comparable to similarly titled measures presented by other publicly traded companies and should not be construed as an alternative to other financial measures determined in accordance with IFRS. Accordingly, it should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS

Adjusted EBITDA is defined as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery) adjusted for items that are not considered representative of ongoing operational activities of the business and items where the economic impact of the transactions will be reflected in earnings in future periods. These adjustment items include fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited SPAC transaction cost. The following table provides a reconciliation of net profit (loss) to Adjusted EBITDA loss.

	Three months ended		Six months ended
	April 30,		April 30,
	2022	2021	2022	2021

	(dollar amounts in thousands)
Net profit (loss)	(20,650)	(7,848)	7,896	(14,693)
Income Tax	5	—	5	—
Depreciation	1,987	606	3,821	1,133
Interest expense (income)	2,042	244	5,646	494

EBITDA (loss)	(16,616)	(6,998)	17,368	(13,066)
Fair value gain on financial instruments (1)	(2,862)	1,924	(53,733)	1,924
Forfeited SPAC transaction cost	—	—	—	2,000

Adjusted EBITDA loss	(19,478)	(5,074)	(36,365)	(9,142)

(1)	Fair value gain on financial instruments relates to warrants, which were redeemed and no longer outstanding as of January 31, 2022, and convertible debt.

Operational Developments

Spoke Capital Projects

In the three months ended April 30, 2022, we had three Spokes in development in North America, namely the Arizona Spoke, the Alabama Spoke and the Ohio Spoke, and two Spokes in development in Europe, namely the Norway Spoke and the Germany Spoke. The Arizona Spoke began operations on May 17, 2022. Collectively, our Spoke Capital Projects are expected to have a recycling capacity of 55,000 tonnes (11 GWh equivalent) per year, in addition to our existing operational Spoke capacity in Ontario and New York of 10,000 tonnes (2 GWh equivalent) per year.

Arizona Spoke

In March 2021, Li-Cycle announced the development and construction of the Arizona Spoke. The Phoenix metropolitan area is strategically proximate to Li-Cycle’s existing battery and battery scrap supply network, as well as being at the nexus of expected continued growth of lithium-ion batteries available for recycling due to the growing electric vehicle industry in Arizona, Nevada and other western U.S. States. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. The Arizona Spoke began operations on May 17, 2022.

Alabama Spoke

On September 8, 2021, Li-Cycle announced the development and construction of the Alabama Spoke. The Alabama Spoke is located near Tuscaloosa, Alabama, in a region where we expect there will be continued growth of lithium-ion battery materials available for recycling due to the growing electric vehicle industry in Alabama and the U.S. Southeast. The plant will have capacity to process up to 10,000 tonnes (2 GWh equivalent) per year. The Alabama Spoke project is currently in the detailed engineering and facility construction stage. We expect the Alabama Spoke to be constructed, commissioned and operational in 2022.

Ohio Spoke

On January 27, 2022, Li-Cycle announced the development of the Ohio Spoke on site at the Ultium Cells LLC (“Ultium”) battery cell manufacturing mega-factory in Warren, Ohio. Ultium plans to construct a new building for the Ohio Spoke, where Li-Cycle expects to install and operate its proprietary Spoke technology and equipment after construction is complete. The Ohio Spoke is expected to have a recycling capacity of 15,000 tonnes (3 GWh equivalent) per year, and is expected to be operational by early 2023. The Ohio Spoke will enhance Li-Cycle’s ability to serve Ultium’s recycling needs by providing on-site conversion of battery manufacturing scrap to intermediate products. The Ohio Spoke will help Li-Cycle service the previously awarded contract for Li-Cycle to process battery manufacturing scrap from Ultium’s Ohio mega-factory.

Norway Spoke

On January 26, 2022, Li-Cycle entered into a joint venture agreement with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) to form Li-Cycle Norway AS through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway. Li-Cycle is the majority owner of Li-Cycle Norway AS, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norway Spoke is expected to have a recycling capacity of 10,000 tonnes (2 GWh equivalent) of lithium-ion batteries per year, including battery manufacturing scrap, full electric vehicle packs, and energy storage systems. The facility is expected to be operational in early 2023.

Germany Spoke

On January 27, 2022, Li-Cycle announced the development of another European Spoke, in Germany. The Germany Spoke is expected to have a recycling capacity of at least 10,000 tonnes (2 GWh equivalent) per year, and is expected to be operational during 2023. Upon selecting a site for the Germany Spoke, Li-Cycle expects to incur expenses in connection with the site lease, detailed engineering, facility construction and local site plan and environmental permit approvals.

Capital Costs of the Spoke Capital Projects

We expect our total investment to construct, commission and commence operations for the Spoke Capital Projects to be approximately $60.0 million. As of April 30, 2022, we have spent approximately $16.4 million on detailed engineering, equipment procurement and facility-related expenditures in connection with the Spoke Capital Projects.

Additional Spokes

Li-Cycle plans to develop additional Spokes in North America, as well as Europe and the Asia Pacific region. In furtherance of these plans, Li-Cycle opened a new Spoke Fulfillment Centre in Kingston, Ontario in October 2021 where Li-Cycle plans to fabricate and assemble on a custom basis machinery and equipment for future Spoke recycling lines. These assembled lines will be modular and able to be shipped to, and installed at, any new Spoke site.

Hub Capital Projects

Rochester Hub

Li-Cycle’s first commercial Hub will be located in Rochester, New York, and is currently under construction. The location for the Rochester Hub was specifically selected due to the nature of the infrastructure available at the site, including utilities and road/rail networks. Li-Cycle’s Spoke facilities in North America will be the primary suppliers of feedstock known as black mass for the Rochester Hub. Li-Cycle expects that the Rochester Hub will result in over 200 additional employment positions at its operations.

Li-Cycle completed a definitive feasibility study for the Rochester Hub in December 2021. Based on the definitive feasibility study, Li-Cycle expects the Rochester Hub will have the nameplate input capacity to process 35,000 tonnes of black mass annually (equivalent to approximately 90,000 tonnes or 18 GWh of lithium-ion battery equivalent feed annually). This represents an increase in nameplate input processing capacity of approximately 40% compared to the pre-feasibility study completed by the Company in June 2020 in addition to up-sizing of nameplate output capacity, resulting in expected output capacity of approximately 42,000 to 48,000 tonnes per annum of nickel sulphate, 7,500 to 8,500 tonnes per annum of lithium carbonate and 6,500 to 7,500 tonnes per annum of cobalt sulphate (being 250% and 160% higher and approximately 65% lower, respectively, compared to the pre-feasibility study). With its increased capacity, the Rochester Hub will be able to process battery material that is equivalent to approximately 225,000 EVs per year. Key design and cost changes to the Rochester Hub relative to the June 2020 pre-feasibility study largely include, but are not limited to: (1) higher material costs due to increased size and supply chain inflationary impacts; (2) scope alterations responding to contracted feed supplies and implementing best-in-class environmental practices; and (3) up-sizing of nameplate output capacity. Li-Cycle estimates that the Rochester Hub will require a total capital investment of approximately $485 million (+/-15%), based on the results of the definitive feasibility study, which can be funded from existing balance sheet cash and cash equivalents.

Li-Cycle has engaged Hatch Ltd. as its engineering and procurement contractor. Hatch is also providing select construction management services such as onsite field engineering support and overall project scheduling for the Hub project. Procurement activities have commenced on all equipment and select construction materials for the Rochester Hub. Li-Cycle commenced construction on the Rochester Hub site in January 2022 and has engaged Mastec Inc. as its general contractor. The Company expects the Rochester Hub to reach mechanical completion in 2023.

As of April 30, 2022, Li-Cycle had spent approximately $45.4 million on the engineering, construction and development of the Rochester Hub.

Li-Cycle has been granted a special permit, overall site plan approval, and a special use permit with an area variance for hazardous material storage tanks from the Town of Greece, New York, all subject to certain conditions. The New York State Environmental Quality Review Act (“SEQRA”) process was completed in November 2021. The New York State Department of Environmental Conservation (“NYSDEC”) issued a state facility air permit for the expected emissions from the Rochester Hub in March 2022, which is a key permitting step to advance the construction process from earthworks to the construction of permanent infrastructure.

The remaining anticipated regulatory and other approvals required to develop and construct the Rochester Hub consist of construction and building permits from the Town of Greece, as well as the monitoring of storm water discharge, chemical bulk storage registration, and petroleum bulk storage registration both granted by the NYSDEC.

Recent Developments

Strategic Investment and Agreements with LG Energy Solution, Ltd. and LG Chem, Ltd.

On April 20, 2022, a subsidiary of the Company entered into a scrap offer agreement with LGES pursuant to which the Company will have the opportunity to recycle nickel-bearing lithium-ion battery manufacturing scrap and other lithium-ion battery material from LGES’s North American manufacturing sites. On the same day, a subsidiary of the Company entered into nickel sulphate offtake agreements with each of LGES and LG Chem, Ltd. (“LGC”) pursuant to which the Company will allocate for sale, through its end-product offtake partner, Traxys, a combined initial allocation of 20,000 tonnes of nickel contained in nickel sulphate produced at Rochester Hub, to LGC and LGES over 10 years. These agreements will enable a closed-loop ecosystem for LGC and LGES for key materials in the lithium battery supply chain.

On May 11, 2022, Li-Cycle announced its entry into an agreement with Ultium, a joint venture between General Motors and LGES, pursuant to which Ultium will supply to Li-Cycle, and Li-Cycle will purchase and recycle, up to 100% of the scrap generated by battery cell manufacturing at Ultium’s Warren, Ohio mega-factory. This announcement followed Li-Cycle’s previous announcement on January 27, 2022 of the development of a co-located Spoke in Warren, Ohio to enhance its ability to service Ultium’s recycling needs.

On May 12, 2022, Li-Cycle announced the successful completion of the previously announced $50 million aggregate investment in common shares of the Company by LGES and LGC.

Strategic Partnership with Glencore

On May 5, 2022, Li-Cycle announced a strategic partnership with Glencore plc (LON: GLEN) and entry into a note purchase agreement with Glencore Ltd. (“Glencore”) in connection with a proposed $200,000,000 investment by Glencore in the Company through the purchase of a five-year convertible note, subject to the parties entering into certain commercial agreements.

On May 31, 2022, Li-Cycle entered into certain long-term commercial agreements with Glencore (the “Commercial Agreements”). Subject to existing commitments of the Company and other exceptions (including materials required for the Company’s operations), under the terms of the Commercial Agreements Glencore will source and supply lithium-ion battery manufacturing scrap and other lithium-ion battery materials to the Company for use at the Company’s Spokes; Glencore will source and supply black mass to the Company for use at the Company’s Hubs; Glencore will purchase, for its internal consumption or on-sale to third party end customers, black mass, battery-grade end products and certain by-products produced at the Company’s Spokes and Hubs; and Glencore will supply sulfuric acid for use at the Company’s Hubs. Pursuant to the Commercial Agreements, Glencore will earn (i) sourcing fees on all feed flowing into the Company’s Spokes; (ii) sourcing fees on all third-party black mass flowing into the Company’s Hubs; (iii) marketing fees on all black mass flowing out of the Company’s Spokes and not flowing into the Company’s Hubs; and (iv) marketing fees on all end products flowing out of the Company’s Hubs.

The term of the Amended and Restated Global Feed Sourcing Agreement commenced on May 4, 2022 and the term of the other Commercial Agreements will commence on August 1, 2022.

On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore on May 4, 2022, the Company issued to Glencore an unsecured convertible note (the “Glencore Convertible Note”) in the aggregate principal amount of $200,000,000.

Liquidity and Capital Resources

Sources of Liquidity

We intend to meet our currently anticipated capital requirements through cash on hand. As a result of the Business Combination and related private placement of common shares (the “PIPE Financing”) on August 10, 2021 and the 2021 Convertible Notes issued on September 29, 2021, we significantly de-levered our balance sheet and have no material debt maturities until September 29, 2026. As at April 30, 2022, we had $509.3 million of cash and cash equivalents on hand and convertible debt of $88.5 million.

Currently, our primary need for liquidity is to fund working capital requirements of our business, capital expenditures related to the development and construction of our Rochester Hub and new Spoke facilities, debt service obligations and general corporate purposes. Our primary source of liquidity is the funds raised from the Business Combination, the PIPE Financing, the 2021 Convertible Notes financing (as defined below) completed in September 2021, the LG Subscription and the Glencore Convertible Note financing, as well as funds generated by operating activities.

Our capital and operating expenditures have increased, and we expect will continue to increase, significantly in connection with our ongoing activities, as we: complete the development and construction of the Rochester Hub; complete the development and construction of the Spoke Capital Projects; expand globally with the deployment of additional Spokes and Hubs, including through acquisitions and/or through joint ventures or other contractual arrangements; continue to invest in our technology, R&D efforts and the expansion of our intellectual property portfolio; increase our investment in logistics infrastructure for the transportation of intermediate products from Spokes to Hubs; obtain, maintain and improve our operational, financial and management information systems; hire additional personnel; and operate as a public company.

Our ability to fund our capital and operating expenditures, make scheduled debt payments and repay or refinance indebtedness depends on our future operating performance and cash flows, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control, including COVID-19. Over the mid-to-longer term, we expect we will need to secure additional equity and debt financing to continue to fund our current growth strategy. Such additional funds may not be available when we need them on terms that are acceptable to us, or at all.

Debt Obligations

On September 29, 2021, the Company entered into a Note Purchase Agreement (the “KSP Note Purchase Agreement”) with Spring Creek Capital, LLC (“Spring Creek Capital”) (an affiliate of Koch Strategic Platforms, LLC, or “KSP”) and issued to Spring Creek Capital an unsecured convertible note (the “KSP Note”) under the KSP Note Purchase Agreement in the principal amount of $100 million, in a transaction exempt from registration pursuant to Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”). On December 31, 2021, the Company issued to Spring Creek Capital an additional convertible note in the amount of $1,827,778 (the “PIK Note” and, together with the KSP Note, the “2021 Convertible Notes”), in satisfaction of the interest due and payable on the KSP Note as of such date. On May 1, 2022, Spring Creek Capital assigned the KSP Note and the PIK Note to an affiliate, Wood River Capital, LLC (“Wood River Capital”) and each of Spring Creek Capital and Wood River Capital signed a joinder agreement under which Wood River Capital agreed to become a party to, to be bound by and to comply with the KSP Note Purchase Agreement and KSP Standstill Agreement (as defined below); provided, however, that such assignment did not relieve Spring Creek Capital of its obligations thereunder.

The 2021 Convertible Notes mature five years from the date of first issuance (September 29, 2026) and accrue interest from the date of issuance at the London Interbank Offer Rate (LIBOR) plus five percent (5%) per annum. Interest on the 2021 Convertible Notes is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on December 31, 2021. Interest on PIK amounts accrues at LIBOR plus six percent (6%) per annum. Under the terms of the investment, LIBOR has a floor of 1% and a cap of 2%. On March 5, 2021, The Financial Conduit Authority announced the retirement of the LIBOR rate, ceasing the publication of the LIBOR rate relevant to the 2021 Convertible Notes as of June 30, 2023. Once the LIBOR interest rate is no longer published, the interest rate will instead be based on the sum of the Secured Overnight Financing Rate (“SOFR”) and the average spread between the SOFR and LIBOR during the three-month period ending on the date on which LIBOR ceases to be published.

The principal and accrued interest owing under the 2021 Convertible Notes may be converted at any time by the holder into the Company’s common shares, at a per share price equal to $13.43 (the “Conversion Price”). If the closing price per share of the Company’s common shares on the New York Stock Exchange is above $17.46 for 20 consecutive trading days, the Company may elect to convert the principal and accrued interest owing under the 2021 Convertible Notes, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”) into the Company’s common shares at the Conversion Price.

The Company may redeem the 2021 Convertible Notes at any time by payment in cash of an amount equal to 130% of the principal amount of the 2021 Convertible Notes and all accrued interest owing under the 2021 Convertible Notes, plus the Make-Whole Amount. Upon a change of control transaction, the Company will be required to redeem the 2021 Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the 2021 Convertible Notes and all accrued interest owing under the 2021 Convertible Notes, plus the Make-Whole Amount.

The 2021 Convertible Notes are subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the 2021 Convertible Notes by payment in cash of an amount equal to the outstanding principal amount of the 2021 Convertible Notes and all accrued interest owing thereunder the 2021 Convertible Notes, plus the Make-Whole Amount. The KSP Note Purchase Agreement contains certain customary representations, warranties and covenants by and for the benefit of the parties.

The Company granted certain registration rights to the holder of the 2021 Convertible Notes under the KSP Note Purchase Agreement. The Company has filed a registration statement for the benefit of the holder of the 2021 Convertible Notes in accordance with those registration rights and has agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the 2021 Convertible Notes) effective until the earlier of (x) the third anniversary of the first issuance of the 2021 Convertible Notes or (y) the date on which the holder of the 2021 Convertible Notes ceases to hold any common shares issued or upon conversion of the 2021 Convertible Notes.

On September 29, 2021, in connection with the 2021 Convertible Notes investment, the Company, KSP and Spring Creek Capital entered into a Standstill Agreement (the “KSP Standstill Agreement”), which restricts KSP, Spring Creek Capital and their affiliates (including Wood River Capital) from taking certain actions until the later of the conversion of the 2021 Convertible Notes in full or twelve months from the first issuance of the 2021 Convertible Notes (the “KSP Standstill Period”). The actions that KSP, Spring Creek Capital and their affiliates (including Wood River Capital) are restricted from taking during the KSP Standstill Period include, among others, (A) the acquisition of additional voting securities of the Company if, after giving effect to such acquisition, KSP and its subsidiaries and affiliates would beneficially own or exercise control or direction over voting securities of the Company having aggregate voting rights equal to or greater than 9.9% of the aggregate voting power of the Company (B) any tender or exchange offer, take-over bid, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the U.S. Securities Exchange Act of 1934) with respect to the Company’s securities.

On May 5, 2022, Li-Cycle announced entry into a note purchase agreement with Glencore in connection with a proposed $200,000,000 investment by Glencore in the Company through the purchase of a five-year convertible note, subject to the parties entering into certain commercial agreements.

On May 5, 2022, the Company and Wood River Capital entered into a consent and amendment agreement pursuant to which Wood River Capital consented to the issuance of the Glencore Convertible Note and the parties amended certain investor consent-related provisions of the 2021 Convertible Notes.

On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore on May 5, 2022, the Company issued to Glencore the Glencore Convertible Note in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act. The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by PIK, at the Company’s option, beginning on May 31, 2022. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on SOFR for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus 5% per annum if interest is paid in cash and plus 6% per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into the Company’s common shares at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. The Company may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note. In connection with any optional redemption and provided that the holder of the Glencore Convertible Note has not elected to convert the Glencore Convertible Note into common shares following receipt of notice of such optional redemption, the Company must issue warrants (the “Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Warrants will be equal to the Conversion Price as of the optional redemption date.

The Glencore Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”). In addition, the occurrence of certain bankruptcy-related events of default renders the outstanding principal amount of the Glencore Convertible Note, all accrued interest owing thereunder and the Make-Whole Amount immediately due and payable.

Upon a change of control transaction, the Company will be required to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus the Make-Whole Amount. Glencore has agreed to certain transfer restrictions with respect to the common shares issued or issuable upon conversion of the Glencore Convertible Note, including that Glencore will not transfer such common shares other than to permitted transferees until May 5, 2024. Subject to certain exceptions, limitations, and applicable law, Glencore will, pursuant to the Note Purchase Agreement, be entitled to nominate one individual to the Board of Directors of the Company. Pursuant to the exercise of that right, Kunal Sinha, Glencore’s Head of Recycling, has been appointed to the Company’s Board of Directors.

The Company granted certain registration rights to the holder of the Glencore Convertible under a registration rights agreement. Under the registration rights agreement, the Company is required to file a resale registration statement covering the resale of the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Warrants within 45 days after notice of such request from the holder of the Glencore Convertible Note. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Glencore Convertible Note and upon exercise of the Warrants) effective until three years after the holder’s receipt of the common shares issued upon conversion of the Glencore Convertible Note or upon exercise of the Warrants, as applicable.

On May 31, 2022, in connection with the issuance of the Glencore Convertible Note, the Company, Glencore and Glencore plc (the “Glencore Parent”) entered into an amended and restated standstill agreement (the “Glencore Standstill Agreement”), which restricts Glencore, the Glencore Parent and their affiliates from taking certain actions until the five years from the date of the Glencore Standstill Agreement (the “Glencore Standstill Period”). The actions that Glencore, the Glencore Parent and their affiliates are restricted from taking during the Glencore Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, provided that Glencore and the Glencore Parent may acquire voting securities of the Company so long as the aggregate beneficial ownership of such securities does not exceed 5.0% of the then-outstanding voting securities of the Company ,(B) any tender or exchange offer, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

Cash Flows Summary

Presented below is a summary of Li-Cycle’s operating, investing, and financing cash flows for the periods indicated:

	Three months ended		Six months ended
	April 30,		April 30,
	2022	2021	2022	2021	2020

	(in thousands)		(in thousands)
Cash flows used in operating activities	$(17,200)	$(5,694)	$(38,635)	$(12,622)	$(4,568)
Cash flows used in investing activities	(24,995)	(2,852)	(47,407)	(5,451)	(998)
Cash flows from financing activities	(731)	1,059	(1,500)	23,736	7,164
Net change in cash	$(42,927)	$(7,487)	$(87,543)	$5,662	$1,598

Cash Flows Used in Operating Activities

For the three and six months ended April 30, 2022, cash flows used in operating activities were approximately $17.2 million and $38.6 million, respectively, and were primarily driven by the growth and expansion of Li-Cycle’s operations and commercial footprint. The period over period increase in cash flows used in operating activities for the three and six months ended April 30, 2022 were primarily the result of an increase in operating expenses of $24.4 million and $39.7 million, respectively, compared to the corresponding period in 2021.

Cash Flows Used in Investing Activities

For the three and six months ended April 30, 2022, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Spoke Capital Projects and the Rochester Hub. For the three and six months ended April 30, 2021, cash flows used in investing activities were primarily driven by the acquisition of equipment and leasehold improvements for the Ontario Spoke and New York Spoke.

Cash Flows from Financing Activities

Cash flows used in financing activities in the three and six months ended April 30, 2022 related primarily to the repayment of lease liabilities whereas, in the three and six months ended April 30, 2021, cash flows from financing activities related to a private placement of 281,138 Class A shares of Li-Cycle Corp in November 2020.

Contractual Obligations and Commitments

The following table summarizes Li-Cycle’s contractual obligations and other commitments for cash expenditures as of April 30, 2022, and the years in which these obligations are due.

	Payment due by period
	(in thousands)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Accounts payable and accrued liabilities	$45,158	$45,158	$—	$—	—
Lease liabilities	46,929	6,807	10,113	8,579	21,430
Loan payable	41	7	15	15	3
Restoration provisions	302	85	—	55	163
Convertible debt principal	130,000	—	—	130,000	—
Convertible debt interest	15,245	—	—	15,245	—
Total as of April 30, 2022	237,675	52,058	10,128	153,893	21,595

As of April 30, 2022, there were $176.7 million in committed purchase orders or agreements for equipment and services, compared to $6.9 million as of October 31, 2021.

We expect Li-Cycle to enter into premises leases for additional Spokes and/or Hubs in the fiscal year end ending October 31, 2022.

Related Party Transactions

Related-Party Lease

From January 1, 2019 to December 31, 2021, the Company leased certain office space from Ashlin BPG Marketing, which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer. Under the terms of the lease, the Company was required to pay Cdn. $4,500 per month plus applicable taxes, subject to 60 days’ notice of termination. Li-Cycle terminated the lease, effective December 31, 2021. During the three and six months ended April 30, 2022, the Company incurred expenses of nil and $6,358 in relation to this vendor, compared to $11,155 and $17,353 for the three and six months ended April 30, 2021, respectively.

Related-Party Expenses

The Company has engaged Fade In Production Pty. Ltd., which is controlled by certain members of the immediate family of the Executive Chair of Li-Cycle, to provide it with corporate video production services since 2017. During the three and six months ended April 30, 2022, the Company incurred expenses of $105,372 and $107,472 in relation to this vendor, compared to $69,347 and $97,005 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Ashlin BPG Marketing, a related party as described above, to provide it with Li-Cycle branded promotional products for both customers and employees since April 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $11,486 and $45,265 attributable to this vendor, compared to $4,415 and $23,688 for the three and six months ended April 30, 2021, respectively.

The Company has engaged Consulero Inc., which is controlled by certain members of the immediate family of the Company’s President and Chief Executive Officer, to provide it with technology services in relation to the Company’s inventory management system since September 1, 2020. During the three and six months ended April 30, 2022, the Company incurred expenses of $25,252 and $47,355 attributable to this vendor, compared to $22,153 and $58,279 for the three and six months ended April 30, 2021, respectively.

Consulting Agreements

On May 1, 2020, Li-Cycle entered into a consulting agreement with Atria Limited (“Atria”), an entity which beneficially owned more than 5% of the outstanding Li-Cycle Corp. common shares at that time, to agree upon and finalize the consideration for certain business development and marketing consulting services that were previously performed on behalf of Li-Cycle from 2018 through April 2020. The fees for such services were agreed at 12,000 common shares of Li-Cycle Corp., payable in installments of 1,000 shares per month. On January 25, 2021, Li-Cycle issued all of the 12,000 shares to Atria as full and final satisfaction of all obligations of Li-Cycle to Atria under the consulting agreement. Atria also directed the issuance of such shares as follows: 8,000 Shares to Atria; 2,000 Shares to Pella Ventures (an affiliated company of Atria); and 2,000 Shares to a director of Li-Cycle Corp. at the time, who is not related to Atria.

Director Consulting Agreements

Under the terms of an agreement dated July 19, 2019 between Li-Cycle and Anthony Tse, Mr. Tse provided consulting services to Li-Cycle in relation to the proposed expansion of its operations in Asia and was entitled to a fee of $4,700 per month for such services. During the three and six months ended April 30, 2022, Mr. Tse was paid aggregate fees under this agreement of nil and $14,100, compared to $14,100 and $28,200 for the three and six months ended April 30, 2021. The consulting agreement was terminated on January 19, 2022.

Off-Balance Sheet Arrangements

During the periods presented, Li-Cycle did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Li-Cycle’s condensed consolidated interim financial statements for the three and six months ended April 30, 2022 and 2021 have been prepared in accordance with IFRS under International Accounting Standard (IAS) 34 using the significant accounting policies and measurement bases that are in effect as of April 30, 2022, as summarized in Note 2 to the condensed consolidated interim financial statements. These were used throughout all periods presented with any applicable changes noted in the condensed consolidated interim financial statements of Li-Cycle for the three and six months ended April 30, 2022 and 2021.

Revenue

Revenue is measured based on the consideration to which the Company expects to be entitled to in a contract with a customer. The Company recognizes revenue when it transfers control of a product or service to a customer. There are no significant financing components associated with the Company’s payment terms.

Recycling Services revenue is recognized at a point in time upon completion of the services. Prices for services are separately identifiable within each contract. A receivable is recognized by the Company when the services are completed as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due.

For sale of products, revenue is recognized when control of the goods has transferred, being when the goods have been shipped to the customer’s location (delivery). A receivable is recognised by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. The initial revenue recognized is based on commodity prices at the time of delivery. The Company estimates the amount of consideration to which it expects to be entitled under provisional pricing arrangements. The amount of consideration for black mass and mixed copper and aluminum shred sales is based on the mathematical product of: (i) market prices of the constituent metals at the date of settlement, (ii) product weight, and (iii) assay results (ratio of the constituent metals initially estimated by management and subsequently trued up to customer confirmation). Certain adjustments like handling and refining charges are also made per contractual terms with customers. Depending on the contractual terms with customers, the payment of receivables may take up to 12 months from date of shipment. Product sales and the related trade accounts receivables are measured at fair value at initial recognition and are re-estimated at each reporting period end using the market prices of the constituent metals at the respective measurement dates. Changes in fair value are recognized as an adjustment to profit and loss and the related accounts receivable.

Given the significance of revenue and the level of judgment involved in the provisional pricing, revenue recognition is considered a critical accounting policy.

Convertible debt instruments

The components of convertible debt instruments issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The debt element of the instruments is classified as a liability and recorded as the present value of the Company’s obligation to make future interest payments in cash and settle the redemption value of the instrument in cash. The carrying value of the debt element is accreted to the original face value of the instruments, over their life, using the effective interest method. If the conversion option is classified as equity, its value is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. If the conversion option is classified as a liability and requires bifurcation, it is bifurcated as an embedded derivative unless the issuer elects to apply the fair value option to the convertible debt. The embedded derivative liability is initially recognized at fair value and classified as derivatives in the statement of financial position. Changes in the fair value of the embedded derivative liability are subsequently accounted for directly through the income statement.

Outstanding Share Data

As of June 14, 2022, and including the results of the redemption of outstanding warrants to purchase common shares of the Company, Li-Cycle had the following issued and outstanding common shares, common shares issuable upon conversion of the convertible debt and upon exercise of stock options and restricted share units:

Number of common shares outstanding or issuable upon conversion or exercise
Common shares outstanding	174,596,792
Convertible debt	28,161,273
Stock options	5,574,126
Restricted share units	2,196,215

On December 27, 2021, Li-Cycle issued a notice of redemption indicating that it would redeem on January 26, 2022 (the “Redemption Date”), all of its outstanding warrants. At any time prior to 5:00 p.m. New York City time on the Redemption Date, the warrants could have been: (i) exercised by holders, at an exercise price of $11.50 per common share; or (ii) surrendered by holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder received a number of common shares determined in accordance with the terms of the Warrant Agreement. On January 11, 2022, Li-Cycle issued a notice indicating that holders who surrendered their warrants pursuant to the Make-Whole Exercise received 0.253 common shares per warrant. As of January 31, 2022, (i) 9,678 warrants were exercised at the exercise price of $11.50 per common share, and (ii) 22,540,651 warrants were surrendered by holders in a Make-Whole Exercise. The remaining 449,665 unexercised warrants were redeemed at $0.10 per warrant.

Disclosure Controls and Procedures

Li-Cycle maintains a set of disclosure controls and procedures (as defined in Multilateral Instrument 52-109) designed to provide reasonable assurance that information required to be disclosed in its public filings or otherwise under securities legislation is recorded, processed, summarized and reported on a timely basis and that such controls and procedures are designed to ensure that information required to be so disclosed is accumulated and communicated to its management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. With the supervision and participation of Li-Cycle’s senior management team, the Chief Executive Officer of Li-Cycle (the “CEO”) and the Chief Financial Officer (“CFO”) of Li-Cycle have evaluated the effectiveness of the disclosure controls and procedures of Li-Cycle as of October 31, 2021. Based on that evaluation, those officers have concluded that, as of October 31, 2021, such disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to Li-Cycle was made known to management, and (ii) information required to be disclosed by Li-Cycle in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

As of April 30, 2022, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Prior to August 10, 2021, Li-Cycle was a private company and addressed internal control over financial reporting with internal accounting and financial reporting personnel and other resources. In the course of preparing for the Business Combination with Peridot Acquisition Corp., Li-Cycle identified material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Li-Cycle’s annual or interim condensed consolidated interim financial statements may not be prevented or detected on a timely basis.

For the fiscal year ended October 31, 2021, Li-Cycle did not have in place i) an effective control environment with formal processes and procedures and ii) an adequate number of accounting personnel with the appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions, that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, related party arrangements, financing transactions and business combination transactions. Li-Cycle did not design or maintain effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements in accordance with IFRS. In addition, information technology controls, including end user and privileged access rights and appropriate segregation of duties, including for certain users the ability to create and post journal entries, were not designed or operating effectively. As of April 30, 2022, these material weaknesses have not been remediated.

We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes. We have engaged external advisors with subject matter expertise and additional resources to provide assistance in assessing the control environment and expect to further engage these external advisors to provide assistance with all elements of the internal control over financial reporting program, including: performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We also expect to engage additional external advisors to provide assistance in the areas of information technology and financial accounting. We are evaluating the longer-term resource needs of our various financial functions. These remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources. We have made some upgrades to our enterprise resource planning (“ERP”) system and work on further upgrades is ongoing with the intent to further improve and enhance system functionality. Although we have made enhancements to our control procedures in this area, the material weaknesses will not be remediated until the necessary controls have been implemented and are operating effectively. We will provide an update on the progress of the remediation on a quarterly basis.

Quantitative and Qualitative Disclosures About Market Risk

Li-Cycle is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Li-Cycle may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Li-Cycle does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

It is management’s opinion that Li-Cycle is not exposed to significant currency risk as its cash is denominated in both Canadian and U.S. dollars and funds its operations accordingly. Up to October 31, 2020, most of Li-Cycle’s transactions were in Canadian dollars. Effective November 1, 2020, Li-Cycle changed its functional currency to U.S. dollars, given the shift in currency of most of Li-Cycle’s transactions to U.S. dollars.

At April 30, 2022, the Company had Canadian dollar denominated cash of approximately Cdn. $4.1 million and Canadian dollar denominated net liabilities and loans payable of approximately Cdn. $24.8 million. The remaining amounts were denominated in U.S. dollars and immaterial amounts of other currencies. Gains and losses arising upon translation of these amounts into U.S. dollars for inclusion in the condensed consolidated interim financial statements are recorded in other income and expenses as foreign exchange. A 5% strengthening of the Canadian dollar versus the U.S. dollar, at April 30, 2022, would have increased the foreign exchange loss for the year by approximately $0.8 million while a 5% weakening of the Canadian dollar would have had approximately the equal but opposite effect. This analysis assumes that all other variables remain constant.

Interest Rate Risk

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments. The Company is exposed to interest rate risk, as it has variable interest rate debt in the form of convertible debt that includes an interest rate floor and cap.

Credit Risk

Financial instruments that potentially subject us to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Substantially all of our cash and cash equivalents were deposited in accounts at one financial institution, and account balances may at times exceed federally insured limits. Management believes that we are not exposed to significant credit risk due to the financial strength of the depository institution in which the cash is held.

The Company’s revenue and accounts receivable primarily come from two key customers. The Company manages this risk by engaging with reputable multi-national corporations in stable jurisdictions and performing a review of a potential customer’s financial health prior to engaging in business.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the IASB. Unless otherwise discussed, and as further highlighted in Note 2 to the fiscal April 30, 2022 condensed consolidated interim financial statements of Li-Cycle for the three and six months ended April 30, 2022 and 2021, Li-Cycle is in the process of assessing the impact of recently issued standards or amendments to existing standards that are not yet effective.

Change in Certifying Accountant

Our Audit Committee conducted a review process to consider the selection of the Company’s independent registered public accounting firm for its 2022 fiscal year, which resulted in the selection of KPMG LLP (“KPMG”) as the Company’s new external auditor.

Resignation/Dismissal of independent registered public accounting firm

On January 31, 2022, the Company, upon the recommendation of the Audit Committee and the approval of the Board, dismissed Deloitte LLP (“Deloitte”) as its independent registered public accounting firm. Deloitte’s resignation was subject to the completion of Deloitte’s audit of the Company’s financial statements for the fiscal year ended October 31, 2021, and filing of the Company’s Annual Report on January 31, 2022.

The reports of Deloitte on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended October 31, 2021, and 2020, there were no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the matter in their report and there were no reportable events.

Engagement of new independent public accounting firm

On January 31, 2022, the Board of Directors of Li-Cycle, acting on the recommendation of the Audit Committee, appointed KPMG as the Company’s external auditor for its 2022 fiscal year to replace Deloitte as the Company’s independent registered public accounting firm for the fiscal year ended October 31, 2022.

During the fiscal years ended October 31, 2021 and October 31, 2020 and through the date hereof, neither the Company nor anyone on its behalf has consulted with KPMG regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F and the related instructions; or (iii) any reportable event within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The appointment of KPMG was approved at the Company’s 2022 annual meeting of shareholders.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this MD&A constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, among other things, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed in this MD&A provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

•	changes adversely affecting the industry in which we operate;

•	our ability to achieve our business strategies or to manage our growth;

•	general economic conditions;

•	the effects of the COVID-19 pandemic on the global economy, on the markets in which we compete and on our business;

•	our ability to maintain the listing of our securities on the New York Stock Exchange;

•	our ability to retain our key employees;

•	our ability to recognize the anticipated benefits of the Business Combination; and

•	the outcome of any legal proceedings or arbitrations that may be instituted against us or in which we may be involved.

These and other factors are more fully discussed in the “Item 3. Key Information—D. Risk Factors” section of the Annual Report and elsewhere in this MD&A. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in this MD&A.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events.